FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes as of December 31, 2012.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

Santiago, Chile
December 31, 2012 and 2011

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish)

Index

I.	Consolidated Statements of Financial Position
II.	Consolidated Statements of Comprehensive Income
III.	Consolidated Statements of Changes in Equity
IV.	Consolidated Statements of Cash Flows
V.	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

BANCO DE CHILE AND SUBSIDIARIES

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2012	2011
		MCh$	MCh$
ASSETS
Cash and due from banks	7	684,925	881,146
Transactions in the course of collection	7	396,611	373,639
Financial assets held-for-trading	8	192,724	301,771
Receivables from Repurchase agreements and Security Borrowing	9	35,100	47,981
Derivative instruments	10	329,497	385,688
Loans and advances to banks	11	1,343,322	648,425
Loans to customers, net	12	18,334,330	16,993,303
Financial assets available-for-sale	13	1,264,440	1,468,898
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	13,933	15,418
Intangible assets	15	34,290	35,517
Property and equipment	16	205,189	207,888
Current tax assets	17	2,684	1,407
Deferred tax assets	17	127,143	116,282
Other assets	18	296,878	263,584

TOTAL ASSETS		23,261,066	21,740,947
LIABILITIES
Current accounts and other demand deposits	19	5,470,971	4,895,426
Transactions in the course of payment	7	159,218	155,424
Payables from Repurchase Agreements and Security Lending	9	226,396	223,202
Savings accounts and time deposits	20	9,612,950	9,282,324
Derivative instruments	10	380,322	429,913
Borrowings from financial institutions	21	1,108,681	1,690,939
Debt issued	22	3,273,933	2,388,341
Other financial obligations	23	162,123	184,785
Current tax liabilities	17	25,880	4,502
Deferred tax liabilities	17	27,630	23,213
Provisions	24	504,837	457,938
Other liabilities	25	301,066	265,765

TOTAL LIABILITIES		21,254,007	20,001,772

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,629,078	1,436,083
Reserves		177,574	119,482
Other comprehensive income		18,935	(2,075)
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the year		465,850	428,805
Less:
Provision for minimum dividends		(300,759)	(259,501)
Subtotal		2,007,057	1,739,173
Non-controlling interests		2	2

TOTAL EQUITY		2,007,059	1,739,175
TOTAL LIABILITIES AND EQUITY		23,261,066	21,740,947

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

A. CONSOLIDATED STATEMENT OF INCOME

	Notes	2012	2011
		MCh$	MCh$

Interest revenue	28	1,661,467	1,495,529
Interest expense	28	(708,629)	(624,209)
Net interest income		952,838	871,320

Income from fees and commissions	29	372,767	367,966
Expenses from fees and commissions	29	(65,510)	(59,193)
Net fees and commission income		307,257	308,773

Net financial operating income	30	24,747	26,927
Foreign exchange transactions, net	31	35,136	(7,973)
Other operating income	36	22,061	24,735
Total operating revenues		1,342,039	1,223,782

Provisions for loan losses	32	(188,190)	(124,840)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,153,849	1,098,942

Personnel expenses	33	(312,065)	(316,991)
Administrative expenses	34	(247,459)	(229,919)
Depreciation and amortization	35	(30,957)	(30,711)
Impairment	35	(899)	(631)
Other operating expenses	37	(42,439)	(35,596)
TOTAL OPERATING EXPENSES		(633,819)	(613,848)

NET OPERATING INCOME		520,030	485,094

Income attributable to associates	14	(229)	3,300
Income before income tax		519,801	488,394
Income tax	17	(53,950)	(59,588)

NET INCOME FOR THE YEAR		465,851	428,806

Attributable to:
Bank’s Owners		465,850	428,805
Non-controlling interests		1	1

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	5.28	5.01
Diluted net income per share	27	5.28	5.01

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

B.    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	2012	2011
		MCh$	MCh$

NET INCOME FOR THE YEAR		465,851	428,806

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	24,510	(9,484)
Gains and losses on derivatives held as cash flow hedges		1,777	(485)
Cumulative translation adjustment		(58)	68
Other comprehensive income before income taxes		26,229	(9,901)

Income tax related to other comprehensive income	17	(5,220)	1,956

Total other comprehensive income		21,009	(7,945)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		486,860	420,861

Attributable to:
Bank’s owners		486,859	420,860
Non-controlling interest		1	1

		Ch$	Ch$
Comprehensive net income per share attributable to Bank’s owners:
Basic net income per share		5.52	4.92
Diluted net income per share		5.52	4.92

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2010		1,158,752	32,256	55,130	5,974	—	(104)	16,091	378,529	(242,503)	1,404,125	2	1,404,127
Capitalization of retained earnings	27	67,217	—	—	—	—	—	—	(67,217)	—	—	—	—
Income retention (released) according to law		—	—	32,096	—	—	—	—	(32,096)	—	—	—	—
Paid and distributed dividends	27	—	—	—	—	—	—	—	(279,216)	242,503	(36,713)	(1)	(36,714)
Subscription and payment of shares	27	210,114	—	—	—	—	—	—	—	—	210,114	—	210,114
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	68	—	—	—	68	—	68
Derivatives cash flow hedge, net		—	—	—	—	(395)	—	—	—	—	(395)	—	(395)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(7,618)	—	—	—	—	—	(7,618)	—	(7,618)
Equity adjustment in subsidiary		—	—	—	—	—	—	288	—	—	288	—	288
Income for the period 2011		—	—	—	—	—	—	—	428,805	—	428,805	1	428,806
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(259,501)	(259,501)	—	(259,501)
Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175

Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Income retention (released) according to law		—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Paid and distributed dividends	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(1)	(37,302)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(58)	—	—	—	(58)	—	(58)
Derivatives cash flow hedge, net		—	—	—	—	1,429	—	—	—	—	1,429	—	1,429
Valuation adjustment on available-for-sale instruments (net)		—	—	—	19,639	—	—	—	—	—	19,639	—	19,639
Subscription and payment of shares	27	119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the period 2012		—	—	—	—	—	—	—	465,850	—	465,850	1	465,851
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(300,759)	(300,759)	—	(300,759)
Balances as of December 31, 2012		1,629,078	32,256	145,318	17,995	1,034	(94)	16,379	465,850	(300,759)	2,007,057	2	2,007,059

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2012	2011
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the year		465,851	428,806
Items that do not represent cash flows:
Depreciation and amortization	35	30,957	30,711
Impairment of intangibles assets and property and equipment	35	899	631
Provision for loan losses, net of recoveries	32	225,631	141,910
Provision of contingent loans	32	1,251	5,219
Fair value adjustment of financial assets held-for-trading		931	(1,242)
(Income) loss attributable to investments in other companies	14	468	(3,054)
(Income) loss sales of assets received in lieu of payment	36	(5,674)	(5,918)
(Income) loss on sales of property and equipment		(318)	(1,311)
(Increase) decrease in other assets and liabilities		34,555	131,430
Charge-offs of assets received in lieu of payment	37	2,600	3,495
Other credits (debits) that do not represent cash flows		1,721	(8,143)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		37,133	17,296
Net changes in interest and fee accruals		4,049	(60,589)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(695,376)	(298,023)
(Increase) decrease in loans to customers, net		(1,529,338)	(3,024,978)
(Increase) decrease in financial assets held-for-trading, net		52,892	9,203
(Increase) decrease in deferred taxes, net	17	(6,444)	(8,201)
Increase (decrease)in current account and other demand deposits		576,301	447,990
Increase (decrease) in payables from repurchase agreements and security lending		(15,277)	196,821
Increase (decrease) in savings accounts and time deposits		327,980	1,540,523
Proceeds from sale of assets received in lieu of payment		9,510	10,221
Total cash flows provided by (used in) operating activities		(479,698)	(447,203)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		295,572	(460,773)
Purchases of property and equipment	16	(17,981)	(22,073)
Proceeds from sales of property and equipment		400	1,711
Purchases of intangible assets	15	(9,116)	(9,597)
Investments in other companies	14	(71)	—
Dividends received from investments in other companies	14	943	761
Total cash flows provided by (used in) investing activities		269,747	(489,971)

FINANCING ACTIVITIES:
Increase in mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(27,529)	(38,433)
Proceeds from bond issuances	22	1,233,985	749,586
Redemption of bond issuances		(389,382)	(109,624)
Proceeds from subscription and payment of shares	27	119,084	210,114
Dividends paid	27	(296,802)	(279,216)
Increase (decrease) in borrowings from financial institutions		142,573	(7,916)
Increase (decrease) in other financial obligations		(16,512)	11,491
Increase (decrease) in Borrowings from Central Bank		(22,793)	22,759
Proceeds from borrowings with Central Bank of Chile (long-term)		20	91
Payment of borrowings from Central Bank (long-term)		(56)	(106)
Proceeds from foreign borrowings		325,247	805,594
Payment of foreign borrowings		(1,013,911)	(446,448)
Proceeds from other long-term borrowings		1,526	3,894
Payment of other long-term borrowings		(7,363)	(9,811)
Total cash flows provided by (used in) financing activities		48,087	911,975

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(161,864)	(25,199)
Net effect of exchange rate changes on cash and cash equivalents		(31,720)	7,412
Cash and cash equivalents at beginning of year		1,429,908	1,447,695
Cash and cash equivalents at end of year	7	1,236,325	1,429,908

		2012	2011
		MCh$	MCh$
Operating cash flow of Interest:
Interest received		1,614,122	1,356,265
Interest paid		(657,235)	(545,534)

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                           Company Information:

Banco de Chile is authorized to operate as a commercial bank from September 17, 1996, and according to the Article 25 of the Law 19.396 is the legal continuer of the Banco de Chile, which in turn resulted from the merger between Banco Nacional of Chile, Banco Agricola y Banco de Valparaiso. Banco de Chile was formed on October 28, 1893, granted in front of the Public Notary of Santiago Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2012 were authorized for issuance in accordance with the directors’ resolution on January 24, 2013.

For the convenience of the reader, these financial statements and their accompanying notes have been translated from Spanish to English. Certain accounting practices applied by the Bank that conform to rules issued by the Chilean Superintendency of Banks (SBIF) may not conform to generally accepted accounting principles in the United States (“US GAAP”) or to International Financial Reporting Standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles:

(a)                       Basis of preparation:

Legal provisions

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with International Accounting Standards and International Financial Reporting Standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2012 and 2011 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They comprise the preparation of the individual financial statements of the Bank and of the companies that participate in the consolidation, and include the adjustments and reclassifications necessary to homologue the accounting policies and valuation criteria applied by the Bank, in accordance with the established standards.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances originated by operations performed between the Bank and its subsidiaries and between the latter have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                      Basis of consolidation, continued:

(i)                           Subsidiaries

Subsidiaries are entities controlled by the Bank.  Control exists when the Bank has the power to govern the financial and operating policies of the entity for the purpose of obtaining benefits from its activities.  When evaluating control, one considers the potential voting rights that are currently executable.  The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control begins and until control is last.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
			Functional	Direct		Indirect		Total
RUT	Subsidiaries	Country	Currency	2012	2011	2012	2011	2012	2011
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile	Ch$	99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(ii)                        Associates:

An associate is an entity where the Bank has significant influence over their operating and financial management policy decisions, but in which it does not hold a controlling interest. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. The existences of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank has significant influence. Investments in associates are accounted for using the equity method. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could require the application of the equity method for a particular investment even though the Bank’s holdings are for less than 20% of the voting stock.

In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(b)                      Basis of consolidation, continued:

(iii)                     Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing continuously its consolidation area, considering that the principal criteria are the control that the Bank has in a entity and not its percentage of equity participation.

Special purpose entities (SPEs) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction.  A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control.  As of December 31, 2012 and 2011, the Bank does not control any SPEs.

(v)      Fund management

The Bank manages assets maintained in common investment funds and other investment products on behalf of investors. Different entities which conform consolidation group of Banco de Chile (Banchile Administradora General de Fondos S.A. and Banchile Securitizador S.A) and owned by third parties are not included in Consolidated Statements of Financial Position, unless the Bank has the control.  As of December 31, 2012 and 2011, the Bank does not control or consolidate any of these funds.

Fees generates by this activity are included in the item “Income from fees and commissions” of Consolidates Statements of Comprehensive Income.

(c)                       Non-controlling interest

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(d)                       Use of estimates and judgment

The Consolidated Financial Statements include estimates made by the Senior Management of the Bank and of the consolidated entities to quantify certain of the assets, liabilities, income, expenses and commitments that are recorded in them. Basically, these estimates are made in function of the best information available, and refer to:

1.         Goodwill valuation (Note 15);

2.         Useful lives of property and equipment and intangible assets (Note 15 and 16);

3.         Income taxes and deferred taxes (Note 17);

4.         Provisions (Note 24);

5.         Commitments and contingencies (Note 26);

6.         Provision for loan losses (Note 32);

7.         Impairment of other financial assets (Note 35);

8.         Fair value of financial assets and liabilities (Note 39)

During the year ended December 31, 2012, there have been no significant changes in the estimates made as of 2011 year-end, other than those indicated in these Consolidated Financial Statements.

(e)                        Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)                          Recognition

Initially, the Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities on the date they originated.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.  All other assets and liabilities (including assets and liabilities at fair value through profit and loss) are initially recognized as of the trade date on which the Bank becomes a party to the contractual provisions of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Asset and liability valuation criteria, continued:

(ii)                       Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks.

(iii)                    Derecognition

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)                       If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Asset and liability valuation criteria, continued:

(iii)                    Derecognition, continued:

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If it has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the entity has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

(iv)                   Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                      Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                        Asset and liability valuation criteria, continued:

(vi)                   Fair value measurements

Fair value of a financial instrument in determinated date is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.  The most objective and common fair value of a financial instrument is the price you paid for it on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.  When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income depending on the individual facts and circumstances of the transaction but not later than the valuation is supported wholly by observable market data or the transaction is closed out.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                        Asset and liability valuation criteria, continued:

(vi)                   Fair value measurements, continued:

Generally, the Bank has assets and liabilities that offset each other’s market risks.  In these cases, average market prices are used as a basis for establishing these values. In the case of open positions, the Bank applies the current offer or buyer price, as appropriate, for the net open position.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The available-for-sale instruments market valuation process consists in changing the rate from an average rate of sale (mid-rate) at the rate of sale of these instruments (offer-rate).

When the transaction price is different from the fair value derived from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, the Bank immediately recognizes the difference between the transaction price and fair value (a “Day 1” profit or loss) in “Net financial operating income”. In cases where fair value is determined using data that is not observable, the difference between the transaction price and model value is only recognized in the Consolidated Statement of Comprehensive Income when the inputs become observable, or when the document is derecognized.

The Bank’s fair value disclosures are included in Note 39.

(f)                         Presentation and functional currency

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                        Transactions in foreign currency

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Summary of Significant Accounting Principles, continued:

(g)                          Transactions in foreign currency, continued:

As of December 31, 2012, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$479.47 to US$1.  As of December 31, 2011, the Bank used the observed exchange rate equivalent to Ch$519.80 to US$1.

The gain of MCh$35,136 for net foreign exchange income (income of MCh$7,973 in 2011) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                         Segment reporting:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                          That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                       That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                    That separate financial information is available.

(i)                             Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement.

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                          Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                       Operating activities: corresponds to normal activities of banks, as well as other activities that cannot classified like investing or financing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(i)                           Cash and cash equivalents, continued:

(iii)                    Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                   Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                          Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

All purchases and sales of financial assets held-for-trading that must be delivered within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed.  Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

(k)                       Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

(l)                           Derivative instruments:

Derivative instruments, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(l)                           Derivative instruments, continued:

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                      A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                      A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)              at its inception, the hedge relationship has been formally documented;

(b)              it is expected that the hedge will be highly effective;

(c)               the effectiveness of the hedge can be measured in a reasonable manner; and

(d)              the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, both the hedged item and the derivative instrument, are recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(l)                           Derivative instruments, continued:

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against net income for the year. Gains or losses from fair value adjustments of the hedging derivative are recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Consolidated Statement of Financial Position.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity net of income taxes. Any ineffective portion is directly recorded in income. The accumulated amounts recorded in equity are transferred to income at the moment that the hedge item affects income.

When an interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, or gains or losses from fair value adjustments, both the hedged portfolio and the derivative instrument are recorded in income, but the fair value adjustment of the hedged portfolio is reported in the Consolidated Statement of Financial Position under “Other assets” or “Other liabilities”, according to the position of the portfolio hedged at this moment.

(m)                   Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)                          Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(ii)                       Lease contracts:

Accounts receivable for leasing contracts, included under the caption “Loans to customers” are recorded MCh$1,113,272 as of December 31, 2012 (MCh$996,566 in 2011), correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                    Factoring transactions:

The Bank and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

As of December 31, 2012, the item “Loans to customers” includes MCh$606,137 (MCh$589,098 in 2011), corresponding to the amount advanced to the assignor, plus accrued interest net of payments received.

(iv)                   Impairment of loans

The impaired portfolio includes loans of debtors for which there is evidence that they will not fulfill some of their obligations on the agreed upon payment conditions without the possibility of recovering what is owed, having to recur to the guarantees, through exercising judicial payment actions or agreeing upon other conditions.

The following are certain situations that constitute evidence that the debtors will not fulfill their obligations with the Bank in accordance with what has been agreed upon, and that their loans are impaired:

•                               Evident financial difficulties of the debtor or significant worsening of their credit quality.

•                               Notorious indicators that the debtor will go into bankruptcy or into a forced restructuring of debts or that effectively bankruptcy or a similar measure has been filed in relation to their payment obligations, including delaying or non-payment of obligations.

•                               Forced restructuring of a loan due to economic or legal factors related to the debtor, whether by decreasing the payment obligation or delaying the principal, interest or commissions.

•                               The obligations of the debtor are negotiated with a significant loss due to the vulnerability of the debtor’s payment capacity.

•                               Adverse changes produced in the technological, market, economic or legal area in which the debtor operates, which potentially compromise the debtor’s payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(iv)                              Impairment of loans, continued

In any case, when dealing with debtors subject to individual assessment, are considered in impaired portfolio all credits of debtors classified in some the “Non-complying Loans “ categories, as well as in categories B3 and B4 of “Substandard Portfolio.” Also, being subject to assessment debtors group, the impaired portfolio includes all credits of the Non-complying loans.

The Bank incorporates the loans to impaired portfolio and keeps them in that portfolio, until it is not observed a normalization of the capacity or conduct of payment.

(v)                                 Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances or showing the reduction, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

(v.i)  Allowance for individual evaluations

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances and before the assignment to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply..

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(vi)                    Allowance for individual evaluations, continued:

vi.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category	Probability of default (%)	Loss given default (%)	Expected loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Loans	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                    Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(vi)                              Allowance for individual evaluations, continued:

vi.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of guarantees. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Provision = (ESA-GE) x (PD debtor /100)x(LGD debtor/100)+GE x(PD guarantor/100)x(LGD guarantor /100)

Where:

ESA	= Exposure subject to allowances
GE	= Guaranteed exposure
EAP	= (Loans + Contingent Loans) – Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.5% of the Normal Loans (including contingent loans).

vi.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.  This group is composed of debtors belonging to categories C1 through C6 of the classification level and all loans, inclusive contingent loans, which maintain the same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                    Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(vi)                              Allowance for individual evaluations, continued:

vi.2 Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank dispose the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of guarantees and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss	= (TE – R) / TE
Allowance	= TE x (AP/100)

Where:

TE	= total exposure
R	= recoverable amount based on estimates of collateral value and collection efforts
AP	= allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                    Loans to customers, continued:

(v)                                 Allowance for loan losses, continued:

(vii) Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

The estimated losses should be related to the type of portfolio and the operations terms.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

The group analysis is used to analyze a large number of operations whose individual amounts are not significant.  For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans.  In the group evaluations, the allowances are always constituted in accordance with the estimated loss using the aforementioned models.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

The non-complying loans includes loans and contingent credits linked to debtors that have delay more than 90 days in the payment of interest or principal, including all their credits, even 100% of the amount of contingent credit, related to the same debtor has it .

(vi) Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                    Loans to customers, continued:

(vi)                    Charge-offs, continued

(vi.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)                           The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)                           When the debt (without “executive title”, a collectability category pursuant to local law) meets 90 days since it was recorded as an asset.

a)                           At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

b)                           When past-due term of a transaction complies with the following:

Type of Loan	Term

Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)                           The bank concludes that there is no possibility of the rent recoveries  and the value of the property can not be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)                           When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)                            When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                    Loans to customers, continued:

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)              Renegotiations of charge-off transactions

Any renegotiation of a charge-off loan it not recognize in income, while the operation continues to have deteriorated quality.  Payments must be recognized as loan recoveries, as indicated in No. 3 above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality, also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

(n)                        Financial assets held-to-maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale.  On an ongoing basis the Bank reassesses whether the ability and intention to sell available-for-sale instruments remains to be given.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets available for sale are subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(n)                        Financial assets held-to-maturity and available-for-sale, continued:

Purchases and sales of investment securities that must be delivered within the period established by market regulations or conventions are recorded using the trade date that is the date on which the purchase or sale of the asset is committed.  Any other purchase or sale is treated as a derivative (forward) until liquidation occurs.

As of December 31, 2012 and 2011, the Bank and its subsidiaries do not hold held to maturity instruments.

(o)                        Debt issued and other financial liabilities:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

(p)                        Intangible assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

(i)                          Goodwill

Goodwill arises on the acquisition of subsidiaries and associates representing the excess of the fair value of the purchase consideration and cost directly attributable to the acquisition over the net fair value of the Bank’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value.  This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill held as of December 31, 2012 and 2011 is presented at cost, less accumulated amortization in accordance with its remaining useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(p)                        Intangible assets, continued:

(ii)                        Software or computer programs

Computer software purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(iii)                     Other identifiable intangible assets

This item applies to identifiable intangible assets for which the cost can be reliably measured and which are likely to generate future economic benefits for the Bank.

(q)                        Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use.  These assets are stated at historical cost or fair value as attributed cost less accumulated depreciation and accumulated impairment, with price-level restatement applied up to December 31, 2007.

This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2012 and 2011 are as follows:

Buildings	50 years
Installations	10 years
Equipment	3 years
Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(r)                           Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities.  Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured.  Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  Deferred taxes are classified in conformity with established by Superintendency of Banks.

(s)                          Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance.  The Superitendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(t)                           Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at fair value as attributed cost calculated as of January 1, 2008, less accumulated depreciation and impairment and are presented under “Other Assets”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                        Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)                     a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                               Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions, as indicated in Chapters 8-38 of that Compilation.

ii.                            Confirmed foreign letters of credit:  Corresponds to letters of credit confirmed by the Bank.

iii.                         Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                        Documented guarantee: Guarantee with promissory notes.

v.                           Interbank guarantee: Correspond to letters of guarantee issued as foreseen in Title II of Chapters 8-12 of the Updated Compilation of Standards.

vi.                        Free disposal lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.                     Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                        Provisions and contingent liabilities, continued:

viii.            Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-1 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Interbank letters of guarantee	100%
f) Free disposal lines of credit	50%
g) Other loan commitments
- College education loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

Additional provisions:

In accordance to Superintendency of Banks regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector, industry, groups of debtors or projects.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and, thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(u)                       Provisions and contingent liabilities, continued:

Additional provisions, continued:

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the bank.

During the current year, the Bank recorded additional provisions with a charge to income of MCh$2,271 (MCh$24,052 in 2011).  As of December 31, 2012 the additional provisions amounted Ch$97,757 million (Ch$95,486 million), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

(v)                      Provision for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year and their corresponding variations.

(w)                    Employee benefits:

(i)                 Staff vacations:

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)              Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)            Staff severance indemnities:

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(iii)            Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.50% as of December 31, 2012 and 6.04% as of December 31, 2011).

The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years (BCP).

Actuarial gains and losses are recognized as income or expense at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

(x)                        Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt,  As of December 31, 2012 and 2011, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

(y)                        Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(y)                        Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  Accrual is suspended due to having been three months in the impaired portfolio.

Group evaluation loans:

•                      Loans with less than 80% real guarantees:  Accrual is suspended when payment of the loan or one of its installments has been overdue for six months.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

Group evaluation loans, continued:

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)                         Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense: The most significant criteria include:

•             Fees earned from an single act are recognized once the act has taken place.

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services.

•             Loan commitment fees for loans that are likely to be drawn down and other credit-related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down, the fees are recognized over the commitment period on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(aa)                 Identifying and measuring impairment:

Financial assets

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortized cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Individually significant financial assets are individually examined to determine impairment. Remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of financial assets recorded at amortized cost and those classified as available-for-sale that are sales instruments is recorded in the income statement. Reversal of financial assets that are variable income instruments is recognized directly in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(aa)                 Identifying and measuring impairment, continued:

Financial assets, continued

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the fair value less costs to sell and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(aa)                 Identifying and measuring impairment, continued:

Non-financial assets, continued:

For assets, excluding goodwill, impairment losses recognized in prior years are assessed at each reporting date, in search of any indication that the loss has decreased or disappeared.  A previously recognized impairment is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment was recognized. An impairment loss is reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the income statement.

Impairment losses related to goodwill cannot be reversed in future periods.

(ab)                 Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased assets are include within “Other Assets” on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(ab)                 Lease transactions, continued:

(ii) The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.  As of December 31, 2012 and 2011, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ac)                  Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)                 Customer loyalty program:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(ae)                  Reclassifications

Certain reclassifications have been made on some items of the Consolidated Statement of Financial Position and Consolidated Statement of Comprehensive Income as of December 31, 2011 in order to maintain an adequate comparability of these states.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the international accounting standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of December 31, 2012, as per the following detail:

IAS 1 Presentation of Financial Statements

Amendment issued in June 2011. The main change for this is the requirement that the items of “Other Comprehensive Income” are classified and grouped, evaluating whether potentially be reclassified to earnings in future periods. The amendment is applicable for annual periods beginning on or after July 1, 2012.

The annual improvements to IFRS, issued in May 2012, provide amendments to IAS 1 in order to clarify the requirements to provide comparative information for:

a) The requirements comparative of the opening statement of financial position when an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification, according to IAS 8 “Accounting policies, changes in accounting estimates and errors”, and

b) The requirement to provide comparative information when an entity provides additional comparative information beyond the minimum comparative information requirements.

The amendment is applicable for annual periods beginning January 1, 2013 and earlier application is permitted.  The amendment is applied retrospectively for any change accordance with the description in a) and b).

The management estimates that this change has not significant impacts in the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 19 Employee Benefits

The amendments to IAS 19 (1,998) remove the option to defer the recognition of actuarial gains and losses (the “corridor method”), streamline the presentation of changes in assets and liabilities arising from defined benefit plans and enhance the disclosure requirements for defined benefit plans.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, or earlier.

According to the assessment made, this change has not significant impacts in the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 27 Separate Financial Statements

This standard amended in May 2011, and supersedes IAS 27 (2008).  The scope of this standard is restricted only for separate financial statements, as the concept related to the definition of control and consolidation were removed and included in IFRS 10.

Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

Banco de Chile has not separate financial statements, so this regulatory change has not impact in the Consolidated Financial Statements.

IAS 28 Investments in Associates and Joint Venture

This standard was reissued in May 2011, regulates the accounting treatment of application of the equity method to investments in joint ventures.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

Banco de Chile has not investments in associates and joint ventures, so this regulatory change has not impact in the Consolidated Financial Statements.

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011, clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

In May 2012, the amendments removes a perceived inconsistency between IAS 32 and IAS 12 and indicating that the income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 “Income Taxes”.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

According to current rules about netting force in Chile, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 34 Interim Financial Reporting

The annual improvements to IFRS, issued in May 2012, incorporates amendments to IAS 34, in which it is established that requires disclosure of assets and total liabilities for a particular segment, if:

a)                           It report in a regular form the total assets and liabilities to the operation’s responsible.

b)                           There has been a material change from the amounts disclosed in the last annual financial statements for that reportable segment.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

According to the assessment carried out this policy change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 7 Financial Instruments: Disclosures

In December 2011, amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.  An entity shall apply those amendments for annual periods beginning on or after January 1, 2013.

According to the assessment made, this regulatory change has not impacts in the financial statements of Banco de Chile and its subsidiaries.  It will be required additional disclosures, which it is in process to design, for the next quarterly financial statements.

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date to annual periods beginning on or after January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, neither of these standards has been approved by the Superintendency of Banks, event that is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement

In May 2011 the IASB issued IFRS 10 establishes a new definition of control applies to all entities including “special purpose entities” or “structured entities” as they are now referred to in the new standards.  The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent.

To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements. However, it will be required additional disclosures, which it is in process to design, for the next quarterly financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 which replaces IAS 31 “Interest in Joint Ventures” and SIC-13 “Jointly-Controlled Entities- Non-monetary Contributions by Ventures”.

IFRS 11 eliminated the option to record the value of investment in a joint venture using proportionate consolidation or recognize its assets and liabilities its relative shares of those items, if any.  The new standards require using the equity method.

These new standard is effective for annual periods beginning on or after January 1, 2013.

According to assessment made this regulatory change has not significant impact in the financial statements of Banco de Chile.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 which replaces the disclosure requirements previously included in IAS 27, IAS 31 and IAS 28. This new standard is aimed at concentrating on a single regulatory body disclosure of subsidiaries, joint agreements, associates and structured entities.  One of the most significant changes introduced by IFRS 12 is required for the parent to disclose the judgment that management has made to determine that it has control to consolidate or not different entities. The new disclosures will help users of its financial statement evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements.

These new standard is effective for annual periods beginning on or after January 1, 2013.

According to the assessment made, this regulatory change has not impacts in the financial statements of Banco de Chile and its subsidiaries.  It will be required additional disclosures, which it is in process to design, for the next quarterly financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement.  This new standard establishes a new definition of Fair Value (this definition converges with generally accepted accounting principles in United State).  This new standard does not change when an entity must or may use fair value, but changes the way how to measure the fair value of financial assets and liabilities and non-financial.

These new standard is effective for annual periods beginning on or after January 1, 2013.

According the assessment, this policy change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries, however the Bank is working in its disclosures for comply with the further information requests of this rule.  This rule will be applicable if Superintendency of Banks and Financial Institutions allow its adoption.

4.                           Changes in Accounting Policies and Disclosures:

During the period ended December 31, 2012, have not occurred significant accounting changes that affect the presentation of Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                            Relevant Events:

(a)             In an ordinary meeting held on January 26, 2012, the Bank’s Board of directors decided to call an ordinary shareholders meeting to be held on March 22, 2012 with the objective of proposing, among other matters, the increase the Banks capital through the capitalization of 30% of the Bank’s net income for the fiscal year 2011, by means of the issuance of shares without nominal value, set at the value of Ch$67.48 per share and distributed among shareholders, without charge, at the rate of 0.018956 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N°19,396.

In an ordinary meeting held on March 22, 2012, its shareholders’ approved the distribution and payment of dividend No.200, in the amount of Ch$2.984740 per Banco de Chile common share, which represents 70% of the Bank’s net income for year 2011.

(b)             On February 16, 2012 and pursuant to Article 116 of Law No. 18,045, Banco de Chile in his capacity as representative of the bondholders Series A, issued by Compañía Sud Americana de Vapores S.A., Banco de Chile informed, as an essential information, that because this has occurred the configuration of the disability cause contemplated in the first paragraph of Article 116 of Law No. 18,045, that is, being the representative of the bondholders related to the issuer.

The said bond issue is in the public deed dated August 29, 2001, executed in Santiago on behalf of the Public Notary Mr. René Benavente Cash, together with all the amendments and entered in the Registry of Securities of the Chilean Superintendency of Securities and Insurance under No. 274.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(c)                        On March 27, 2012, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No. 1666E, held on the same date, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended December 31, 2011, including the proportional part of the agreed upon capitalization profits, be paid in cash.

(d)                       In the Ordinary Meeting held on April 26, 2012, the Board of Directors of Banco de Chile accepted the resignation presented by the Director, Mr. Fernando Quiroz Robles.

Likewise, the Board of Directors appointed, until the next Ordinary Shareholders Meeting, Mr. Francisco Aristeguieta Silva as Director. Additionally, in the same session, Mr. Francisco Aristeguieta Silva was appointed as Vice Chairman of the Board of Directors of Banco de Chile.

(e)                        On June 5, 2012 Banco de Chile informed the capitalization of 30% of the distributable net income obtained during the fiscal year ending the December 31, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 22, 2012, the Bank informed the following:

(i)                                     In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of Ch$73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year ended December 31, 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°118 dated May 17, 2012, which was registered on page 33,050, No. 23,246 on the Chamber of Commerce of Santiago, on May 18, 2012 and was published at “Diario Oficial” No. 40,267 on May 22, 2012.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 4/2012, on June 4, 2012.

(ii)                                  The Board of Directors of Banco de Chile, at the meeting No. 2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares.

(iii)                               The shareholders that will be entitled to receive the new shares, at a ratio of 0.018956 fully in paid shares for each Banco de Chile share, shall be those registered in the Registry of Shareholders on June 22, 2012.

(iv)                              The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

(v)                                 As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 88,037,813,511 nominative shares, without par value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(f)                         On July 9, 2012, according to Article 19 of Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of Ch$40,000,000 (Chilean pesos) to Banco de Chile, in connection with the forwarding and delivering service by electronic mail, of current account statements corresponding to June 2012.

(g)                        In the Ordinary Session No. 2,761 held on September 13, 2012, the Board of Directors o Banco de Chile resolve to schedule an Extraordinary Shareholders Meeting to be held on October 17, 2012, with the purpose of proposing a capital increase in the amount of Ch$250,000,000,000 by means for the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholders Meeting as well as to modify the Bank’s by-laws by adopting the other necessary agreements so as to make effective the agreed by-laws reform.  Cash shares to be issued will be ordinary Banco de Chile shares having the same rights as all Banco de Chile’s shares, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares, as the case may be, with respect to the earnings of fiscal year 2012.

(h)                       On October 17, 2012 pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions in the Extraordinary Shareholders Meeting held it was agreed to increase the Bank’s capital in the amount of Ch$ 250,000,000,000 by means of the issuance of 3,939,489,442 cash shares, “Banco de Chile-T” series, with same rights as all Banco de Chile’s shares, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares, with respect to our net distributable earnings for fiscal year 2012.  Once said dividends and/or fully paid-in shares are distributed and paid shares “Banco de Chile-T” will be automatically converted into “Banco de Chile” shares.

The price of the issuance of the shares will be set by the Board of Directors within a period of 180 days following the aforementioned Shareholders Meeting according to the terms and conditions agreed upon on therein, having in consideration the market price for the Bank’s shares, and in that case, such price shall not be more nor less than 8% of the average closing stock market price for Banco de Chile shares in a period of 30 market business days prior to the determination, minus the net distributable earnings per share accumulated until the last day of the month preceding to the determination date.

Likewise, it was agreed that the shares will be offered to the shareholders in accordance to the law while remaining shares to be offered in the stock markets of the country, and potentially abroad, at the opportunities determined by the Board of Directors.

On the other hand, in the aforementioned Meeting it was informed that the principal shareholder LQ Inversiones Financieras S.A., has announced by means of a letter dated October 16, 2012 its intention to underwrite and to pay the aggregate amount of shares corresponding to the Ordinary Preemptive Rights Period, and to assign and transfer its right to purchase options corresponding to it during the Special Preemptive Rights Period in the aforementioned capital increase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(i)                           On November 22, 2012 in the Ordinary Meeting No. 2,766 held on this date, the Board of Directors of Banco de Chile resolved the issuance of 3,939,489,442 cash shares, without par value, Series “Banco de Chile-T”, in accordance with the agreements adopted by the Extraordinary Shareholders Meeting held on October 17, 2012. Likewise, it was agreed that the placement price of the mentioned cash shares will be Ch$64.

(j)                          On December 20, 2012 by way of a public deed dated December 19, 2012 issued before the Public Notary of Mr. René Benavente Cash, Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A. called Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) for loan mortgages.

Said agreement was entered pursuant article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurance and Circular N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance covering loan mortgages was adjudicated to Banchile Seguros de Vida S.A., who offered the lowest rate of 0.0119800% monthly, including a 14.00% commission fee for the insurance broker Banchile Corredores de Seguros Limitada, who will act as intermediary of the policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000 UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000 UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Trade Services Limited

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Factoring S.A.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

•  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in Note 2 “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2012 and 2011.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income for 2012 and 2011 for each of the segments defined above:

	December 31, 2012
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Adjustments (*)	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Net interest income	664,861	252,009	18,356	6,177	941,403	11,435	952,838
Net fees and commissions income	178,569	36,130	(512)	104,490	318,677	(11,420)	307,257
Other operating income	16,628	32,865	14,746	31,857	96,096	(14,152)	81,944
Total operating revenue	860,058	321,004	32,590	142,524	1,356,176	(14,137)	1,342,039
Provisions for loan losses	(179,524)	(6,751)	(21)	(1,894)	(188,190)	—	(188,190)
Depreciation and amortization	(20,883)	(7,284)	(1,204)	(1,586)	(30,957)	—	(30,957)
Other operating expenses	(405,154)	(110,081)	(8,960)	(92,804)	(616,999)	14,137	(602,862)
Income attributable to associates	(288)	(228)	(18)	305	(229)	—	(229)
Income before income taxes	254,209	196,660	22,387	46,545	519,801	—	519,801
Income taxes							(53,950)
Income after income taxes							465,851

Assets	9,666,888	9,325,032	3,746,908	1,123,750	23,862,578	(731,339)	23,131,239
Current and deferred taxes							129,827
Total assets							23,261,066

Liabilities	7,548,472	8,978,963	4,495,605	908,796	21,931,836	(731,339)	21,200,497
Current and deferred taxes							53,510
Total liabilities							21,254,007

(*)                       This column corresponds to the elimination adjustment to conform to the Consolidated Statement of Comprehensive Income and Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

	December 31, 2011
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Adjustments (*)	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Net interest income	589,040	247,471	20,460	4,204	861,175	10,145	871,320
Net fees and commissions income	169,296	33,342	(536)	116,955	319,057	(10,284)	308,773
Other operating income	15,478	1,181	11,508	27,511	55,678	(11,989)	43,689
Total operating revenue	773,814	281,994	31,432	148,670	1,235,910	(12,128)	1,223,782
Provisions for loan losses	(111,242)	(10,541)	(964)	(2,093)	(124,840)	—	(124,840)
Depreciation and amortization	(21,174)	(6,299)	(1,718)	(1,520)	(30,711)	—	(30,711)
Other operating expenses	(377,165)	(123,355)	(8,486)	(86,259)	(595,265)	12,128	(583,137)
Income attributable to associates	2,252	710	—	338	3,300	—	3,300
Income before income taxes	266,485	142,509	20,264	59,136	488,394	—	488,394
Income taxes							(59,588)
Income after income taxes							428,806

Assets	8,416,826	9,268,380	3,415,922	1,069,135	22,170,263	(547,005)	21,623,258
Current and deferred taxes							117,689
Total assets							21,740,947

Liabilities	6,468,025	8,983,599	4,214,432	855,006	20,521,062	(547,005)	19,974,057
Current and deferred taxes							27,715
Total liabilities							20,001,772

(*)                       This column corresponds to the elimination adjustment to conform to the Consolidated Statement of Comprehensive Income and Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                            Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each year-end are detailed as follows:

	2012	2011
	MCh$	MCh$
Cash and due from banks:
Cash (*)	400,249	346,169
Current account with the Chilean Central Bank (*)	67,833	139,328
Deposits in other domestic banks	15,295	106,656
Deposits abroad	201,548	288,993
Subtotal - Cash and due from banks	684,925	881,146

Net transactions in the course of collection	237,393	218,215
Highly liquid financial instruments	304,886	290,069
Repurchase agreements	9,120	40,478
Total cash and cash equivalents	1,236,324	1,429,908

(*) Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	2012	2011
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	249,019	185,342
Funds receivable	147,592	188,297
Subtotal - assets	396,611	373,639

Liabilities
Funds payable	(159,218)	(155,424)
Subtotal - liabilities	(159,218)	(155,424)
Net transactions in the course of collection	237,393	218,215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                                      Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2012	2011
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	25,585	66,243
Central Bank promissory notes	3,068	4,657
Other instruments issued by the Chilean Government and Central Bank	43,726	6,942

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—
Mortgage bonds from domestic banks	22	61
Bonds from domestic banks	—	585
Deposits in domestic banks	87,093	191,003
Bonds from other Chilean companies	—	—
Other instruments issued in Chile	188	370

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	33,042	31,910
Funds managed by third parties	—	—
Total	192,724	301,771

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, for the period 2012 there was not balance for this concept (MCh$29,811 in 2011).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$86,863 as of December 31, 2012 (MCh$152,431 in 2011).

Agreements to repurchase have an average expiration of 11 days as of year-end (7 days in 2011).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$51,154 as of December 31, 2012 (MCh$64,929 in 2011), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                                      Repurchase Agreements and Security Lending and Borrowing:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2012 and 2011, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	10,021	—	—	—	—	—	—	—	—	—	—	—	10,021
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	582	—	—	—	—	—	—	—	—	—	—	—	582	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks		—	—	—	—	—	—	—	—	—	—	—		—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	7,756	30,191	855	6,270	25,907	1,499	—	—	—	—	—	—	34,518	37,960

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	8,338	40,212	855	6,270	25,907	1,499	—	—	—	—	—	—	35,100	47,981

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                                      Repurchase Agreements and Security Lending and Borrowing, continued:

(b)             The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate,  As of December 31, 2012 and 2011, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	49,025	—	—	—	—	—	—	—	—	—	—	—	49,025
Central Bank promissory notes	—	1,139	—	—	—	—	—	—	—	—	—	—	—	1,139
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	219,526	168,414	1,603	4,553		71	—	—	—	—	—	—	221,129	173,038
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	5,267	—	—	—	—	—	—	—	—	—	—	—	5,267	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	224,793	218,578	1,603	4,553	—	71	—	—	—	—	—	—	226,396	223,202

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)        Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2012 the Bank held securities with a fair value of Ch$34,865 million (Ch$47,022 million in 2011) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)        Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2012 is Ch$266,395 million (Ch$221,528 million in 2011). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)        As of December 31, 2012 and 2011, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	31,388	13,376	41,558	17,260	74,626	125,952	—	—	10,332	11,148
Interest rate swap	—	—	—	—	—	—	27,570	15,750	17,790	25,108	116,387	184,784	—	—	21,311	27,273
Total derivatives held for hedging purposes	—	—	—	—	—	—	58,958	29,126	59,348	42,368	191,013	310,736	—	—	31,643	38,421

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	151,913	57,128	—	—	—	—	55,382	55,940	14,083	—	78,861	—	22	—	2,055	1,514
Total Derivatives held as cash flow hedges	151,913	57,128	—	—	—	—	55,382	55,940	14,083	—	78,861	—	22	—	2,055	1,514

Derivatives held-for-trading purposes
Currency forward	4,231,746	3,672,500	2,519,046	2,375,832	3,260,326	4,102,695	191,364	325,204	2,458	27,809	65	—	70,166	125,766	81,790	115,797
Cross currency swap	69,220	133,883	199,338	145,791	1,034,040	1,065,272	1,721,408	1,497,511	719,073	685,216	1,026,518	891,617	177,403	181,092	166,182	174,984
Interest rate swap	353,133	200,243	905,870	506,595	3,298,276	1,473,712	3,540,462	1,620,359	1,505,936	621,418	1,650,103	584,082	81,093	77,589	97,870	97,992
Call currency options	30,306	11,072	20,938	34,671	46,686	46,262	4,795	—	—	—	—	—	472	1,239	395	1,149
Put currency options	26,009	468	15,288	988	25,980	3,119	—	—	—	—	—	—	341	2	387	35
Others	—	—	—	—	—	—	—	—	—	—	—	672,384	—	—	—	21
Total derivatives of negotiation	4,710,414	4,018,166	3,660,480	3,063,877	7,665,308	6,691,060	5,458,029	3,443,074	2,227,467	1,334,443	2,676,686	2,148,083	329,475	385,688	346,624	389,978

Total	4,862,327	4,075,294	3,660,480	3,063,877	7,665,308	6,691,060	5,572,369	3,528,140	2,300,898	1,376,811	2,946,560	2,458,819	329,497	385,688	380,322	429,913

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(b)        Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2012 and 2011:

	2012	2011
	MCh$	MCh$
Hedged element
Commercial loans	147,572	156,588
Corporate bonds	161,747	225,642
Total	309,319	382,230

Hedge instrument
Cross currency swap	147,572	156,588
Interest rate swap	161,747	225,642
Total	309,319	382,230

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges:

(c.1)    The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points and Hong Kong dollars to fix rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)    Below are the cash flows of bonds issued abroad objects of this hedge and cash flows of the active part of the derivative:

	2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(235)	(470)	(2,348)	(58,199)	—	—	(61,252)

Corporate Bond HKD	—	—	(3,149)	(6,309)	(6,332)	(110,408)	(126,198)

Corporate Bond PEN	—	—	(1,138)	(2,276)	(16,358)	—	(19,772)

Hedge instruments
Inflows:
Cross Currency Swap MXN	235	470	2,348	58,199	—	—	61,252

Cross Currency Swap HKD	—	—	3,149	6,309	6,332	110,408	126,198

Cross Currency Swap PEN	—	—	1,138	2,276	16,358	—	19,772

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

	2011
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge item
Outflows:
Corporate Bond MXN	(239)	(477)	(2,385)	(62,461)	—	—	(65,562)

Hedge instruments
Inflows:
Cross Currency Swap MXN	239	477	2,385	62,461	—	—	65,562

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

(c.2)     Bellow are cash flow of underlying assets portfolio and cash flow of pasive part of derivative:

	2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Hedge ítem
Inflows:
Cash flow in CLF	—	—	4,496	66,537	20,317	106,869	198,219

Instrumento de cobertura
Outflows:
Cross Currency Swap CLF	—	—	(1,644)	(60,173)	—	—	(61,817)

Cross Currency Swap CLF	—	—	(2,411)	(5,482)	(5,498)	(106,869)	(120,260)

Cross Currency Swap CLF	—	—	(441)	(882)	(14,819)	—	(16,142)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

	2011
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Hedge item
Inflows:
Cash flow in CLF	235	470	2,349	62,048	—	—	65,102

Hedge instrument
Outflows:
Cross Currency Swap CLF	(235)	(470)	(2,349)	(62,048)	—	—	(65,102)

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)        The accumulated amount of unrealized gain was an credit to equity for an amount of Ch$1,777 million (charge to equity for Ch$485 million in 2011) generated from hedging instruments, which has been recorded in equity.  The net effect of deferred tax was a credit of equity for Ch$1,429 millions in 2012 (charge to equity for Ch$395 millions in 2011)

The accumulated balance for this concept net of deferred tax as of December 31, 2012 corresponds to a credit of equity amounted Ch$1,034 million (charge to equity amounted Ch$395 million in 2011)

(c.4)        The net effect in income of derivatives cash flow hedges amount to Ch$2,318 million in 2012 (charge to income for Ch$1,029 millions en 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.       Loans and advances to Banks:

(a)        As of December 31, 2012 and 2011, amounts are detailed as follows:

	2012	2011
	MCh$	MCh$
Domestic Banks
Interbank loans	14,309	15,059
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(5)	(5)
Subtotal	14,304	15,054

Foreign Banks
Loans to foreign banks	146,980	190,838
Chilean exports trade loans	67,787	127,076
Credits with third countries	14,509	15,639
Provisions for loans to foreign banks	(954)	(1,001)
Subtotal	228,322	332,552

Central Bank of Chile
Non-available Central Bank deposits	1,100,000	300,000
Other Central Bank credits	696	819
Subtotal	1,100,696	300,819
Total	1,343,322	648,425

(b)        Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	—	610	610
Charge-offs	—	—	—
Provisions established	5	391	396
Provisions released	—	—	—
Impairment	—	—	—
Balance as of December 31, 2011	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(47)	(47)
Impairment	—	—	—
Balance as of December 31, 2012	5	954	959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a)        Loans to Customers:

As of December 31, 2012 and 2011, the composition of the portfolio of loans is the following:

	As of December 31, 2012
	Assets before allowance			Allowances established
	Normal Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,294,819	246,355	8,541,174	(93,583)	(67,746)	(161,329)	8,379,845
Foreign trade loans	1,149,923	91,032	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	187,246	2,153	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	597,266	8,871	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,084,877	28,395	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	35,736	4,911	40,647	(621)	(1,974)	(2,595)	38,052
Subtotal	11,349,867	381,717	11,731,584	(164,901)	(82,407)	(247,308)	11,484,276
Mortgage loans
Mortgage bonds	103,241	5,974	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,243	2,963	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,642	40,124	3,937,766	—	(14,829)	(14,829)	3,922,937
Credits from ANAP	27	—	27	—	—	—	27
Residential lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	113	340	453	—	—	—	453
Subtotal	4,149,266	49,401	4,198,667	—	(16,080)	(16,080)	4,182,587
Consumer loans
Consumer loans in installments	1,761,070	145,203	1,906,273	—	(124,886)	(124,886)	1,781,387
Current account debtors	235,122	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	25,010	679,986	—	(31,996)	(31,996)	647,990
Consumer lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	183	6	189	—	(215)	(215)	(26)
Subtotal	2,651,351	180,163	2,831,514	—	(164,047)	(164,047)	2,667,467
Total	18,150,484	611,281	18,761,765	(164,901)	(262,534)	(427,435)	18,334,330

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a)        Loans to Customers continued:

	As of December 31, 2011
	Assets before allowances			Allowances established
	Normal Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,652,936	210,906	7,863,842	(82,266)	(57,420)	(139,686)	7,724,156
Foreign trade loans	1,442,460	66,687	1,509,147	(58,458)	(504)	(58,962)	1,450,185
Current account debtors	212,595	1,884	214,479	(2,178)	(2,074)	(4,252)	210,227
Factoring transactions	586,576	2,522	589,098	(7,828)	(613)	(8,441)	580,657
Commercial lease transactions (1)	973,013	23,553	996,566	(9,275)	(7,105)	(16,380)	980,186
Other loans and accounts receivable	27,430	4,177	31,607	(372)	(1,905)	(2,277)	29,330
Subtotal	10,895,010	309,729	11,204,739	(160,377)	(69,621)	(229,998)	10,974,741
Mortgage loans
Mortgage bonds	123,797	10,580	134,377	—	(871)	(871)	133,506
Transferable mortgage loans	169,424	5,834	175,258	—	(881)	(881)	174,377
Other residential real estate mortgage loans	3,250,181	47,096	3,297,277	—	(14,130)	(14,130)	3,283,147
Credits from ANAP	54	—	54	—	(21)	(21)	33
Residential lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	64	404	468	—	(1)	(1)	467
Subtotal	3,543,520	63,914	3,607,434	—	(15,904)	(15,904)	3,591,530
Consumer loans
Consumer loans in installments	1,661,799	101,302	1,763,101	—	(110,190)	(110,190)	1,652,911
Current account debtors	223,871	9,101	232,972	—	(5,806)	(5,806)	227,166
Credit card debtors	553,574	15,716	569,290	—	(22,570)	(22,570)	546,720
Consumer lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	251	6	257	—	(22)	(22)	235
Subtotal	2,439,495	126,125	2,565,620	—	(138,588)	(138,588)	2,427,032
Total	16,878,025	499,768	17,377,793	(160,377)	(224,113)	(384,490)	16,993,303

(1)        In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2012, MCh$451,647 (MCh$395,600 in 2011) correspond to finance leases for real estate and MCh$661,625 (MCh$600,966 in 2011), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)        Allowances for loan losses:

Movements in allowances for loan losses during the 2012 and 2011 periods are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	182,440	194,546	376,986
Charge-offs:
Commercial loans	(7,548)	(30,588)	(38,136)
Mortgage loans	—	(2,923)	(2,923)
Consumer loans	—	(92,951)	(92,951)
Total charge-offs	(7,548)	(126,462)	(134,010)
Allowances established	—	156,029	156,029
Allowances released (*)	(14,515)	—	(14,515)
Balance as of December 31, 2011	160,377	224,113	384,490

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(9,144)	(34,020)	(43,164)
Mortgage loans	—	(4,253)	(4,253)
Consumer loans	—	(135,316)	(135,316)
Total charge-offs	(9,144)	(173,589)	(182,733)
Allowances established	13,668	212,010	225,678
Allowances released (*)	—	—	—
Balance as of December 31, 2012	164,901	262,534	427,435

(*) See note No. 12 (e) - Sale or transfer of credits from the loans to customers.

In addition to these allowances for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note No. 24).

Other Disclosures:

1.     As of December 31, 2012 and 2011, the Bank and its subsidiaries accomplished buy and sell of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as detailed in Note No. 12 (e).

2.     As of December 31, 2012 and 2011, the Bank and its subsidiaries derecognized 100% of its sold loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(c)        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	394,284	338,406	(50,643)	(42,362)	343,641	296,044
Due after 1 year but within 2 years	293,525	257,239	(36,615)	(31,668)	256,910	225,571
Due after 2 years but within 3 years	189,111	176,620	(23,440)	(20,847)	165,671	155,773
Due after 3 years but within 4 years	112,381	110,512	(15,766)	(14,280)	96,615	96,232
Due after 4 years but within 5 years	75,451	68,860	(11,339)	(10,089)	64,112	58,771
Due after 5 years	206,025	183,112	(25,733)	(22,831)	180,292	160,281
Total	1,270,777	1,134,749	(163,536)	(142,077)	1,107,241	992,672

(*)  The net balance receivable does not include past-due portfolio totaling MCh$6,031 as of December 31, 2012 (MCh$3,894 in 2011).

The bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment.  These leases have an average useful life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(d)                       Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2012 and 2011 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2012	2011	2012	2011	2012	%	2011	%
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Commercial loans:
Commerce	2,286,500	2,275,780	28,173	2,804	2,314,673	12.34	2,278,584	13.11
Transportation	1,470,358	1,407,358	—	—	1,470,358	7.84	1,407,358	8.10
Manufacturing	1,380,994	1,488,819	—	—	1,380,994	7.36	1,488,819	8.57
Services	1,310,573	1,084,380	—	—	1,310,573	6.99	1,084,380	6.24
Construction	1,252,546	944,842	—	—	1,252,546	6.68	944,842	5.44
Financial Services	1,148,094	1,248,729	706,477	772,782	1,854,571	9.88	2,021,511	11.63
Agriculture and livestock	901,300	912,919	—	—	901,300	4.80	912,919	5.25
Electricity, gas and water	328,763	315,338	—	—	328,763	1.75	315,338	1.81
Mining	305,386	333,776	67,051	65,976	372,437	1.99	399,752	2.30
Fishing	233,893	271,901	—	—	233,893	1.25	271,901	1.56
Other	226,999	26,033	84,477	53,302	31,476	1.65	79,335	0.47
Subtotal	10,845,406	10,309,875	886,178	894,864	11,731,584	62.53	11,204,739	64.48
Residential mortgage loans	4,198,667	3,607,434	—	—	4,198,667	22.38	3,607,434	20.76
Consumer loans	2,831,514	2,565,620	—	—	2,831,514	15.09	2,565,620	14.76
Total	17,875,587	16,482,929	886,178	894,864	18,761,765	100.00	17,377,793	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(e)                        Sale or transfer of credits from the loans to customers:

During 2012 and 2011 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

As of December 31, 2012
Carrying amount	Allowances released (*)	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

118,347	(199)	118,347	199

As of December 31, 2011
Carrying amount	Allowances released (*)	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

51,890	(44,012)	9,373	1,495

(*) This result is included in the release of provisions disclosure in Note No. 32.

During 2012 the Bank carried out a securitization of assets (loans and accounts receivable), which is disclosed in Note 42 Assests Securitization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities:

As of December 31, 2012 and 2011, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2012			2011
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	110,569	—	110,569	158,865	—	158,865
Promissory notes issued by the Chilean Government and Central Bank	969	—	969	58,564	—	58,564
Other instruments	140,246	—	140,246	194,965	—	194,965

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	85,688	—	85,688	87,966	—	87,966
Bonds from domestic banks	116,100	—	116,100	124,203	—	124,203
Deposits from domestic banks	560,390	—	560,390	521,881	—	521,881
Bonds from other Chilean companies	32,281	—	32,281	48,790	—	48,790
Promissory notes issued by other Chilean companies	—	—	—	5,659	—	5,659
Other instruments	129,693	—	129,693	139,602	—	139,602

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—
Other instruments	88,504	—	88,504	128,403	—	128,403

Total	1,264,440	—	1,264,440	1,468,898	—	1,468,898

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, for December 31, 2012 there are no movements for this item (MCh$26,288 in 2011).  The agreements to repurchase have an average maturity of 12 days in 2011.

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$5,266 million (no balance for this item in 2011).

In instruments issued abroad are include mainly bonds banks and shares.

As of December 31, 2012, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$17,995 (net unrealized loss of MCh$1,644 in 2011), recorded in other comprehensive income within equity.

As of December 31, 2012 there is impairment of financial assets available-for-sale for an amount of Ch$551 millions, in 2011there is no evidence of impairment.

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale.  In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2012 and 2011 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the years-ended December 31, 2012 and 2011 are as follows:

	2012	2011
	MCh$	MCh$

Unrealized (losses)/profits during the period	26,259	(10,416)
Realized losses/(profits) (reclassified)	(1,749)	932
Total unrealized during the period	24,510	(9,484)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.          Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$13,933 (MCh$15,418 in 2011), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2012	2011	2012	2011	2012	2011	2012	2011
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method:
Servipag Ltda.	Banco de Chile	50.00	50.00	6,756	7,397	3,378	3,698	(321)	611
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	556	300
Transbank S.A.	Banco de Chile	26.16	26.16	6,306	6,274	1,649	1,641	322	313
Redbanc S.A.	Banco de Chile	38.13	38.13	4,109	5,480	1,567	2,090	(376)	492
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	6,076	8,714	1,215	1,743	(527)	967
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	14.17	4,337	3,795	651	538	112	102
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,129	1,984	564	992	(428)	72
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,609	1,252	536	417	115	105
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,711	1,573	459	422	79	92
Subtotal				38,445	42,881	11,674	13,196	(468)	3,054

Investments valued at cost (1):
Bolsa de Comercio de Santiago S.A.						1,646	1,646	239	246
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						39	2	—	—
Subtotal						2,259	2,222	239	246
Total						13,933	15,418	(229)	3,300

(*)                                 On September 13, 2012 it was made a purchase of 80 shares for an amount of Ch$34 million of the company Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.

(**)                          On August 27, 2012 18 shares it was purchase 18 shares of Investment Swift which totaled Ch$37 million

(1)                                 Income from investments at cost, revenues are recognized on a cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The financial information of companies valued using the equity method is summarized as follows:

	2012	2011
	MCh$	MCh$
Share of the associate’s statement of financial position
Current assets	421,013	479,842
Non-current assets	71,580	62,753
Total assets	492,593	542,595

Current liabilities	441,916	493,287
Non-current liabilities	12,232	6,427
Total liabilities	454,148	499,714
Equity	38,445	42,881
Total liabilities and equity	492,593	542,595

Share of the associate’s revenue and profit
Revenue	1,339	21,043
Profit	1	10,901

Carrying amount of the investment	11,674	13,196

(c)                        The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2012 and 2011 is detailed as follows:

	2012	2011
	MCh$	MCh$

Beginning book value	15,418	13,294
Sale of investments	—	—
Acquisition of investments	71	—
Participation in income with significant influence	(468)	3,054
Dividends receivable	(653)	(508)
Dividends received	(943)	(761)
Payment of reserved dividends	508	339
Total	13,933	15,418

(d)                       As of December 31, 2012 and 2011 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.          Intangible Assets:

(a)                       As of December 31, 2012 and 2011, Intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	7	7	2	3	4,138	4,138	(3,000)	(2,379)	1,138	1,759
Other Intangible Assets:
Software or computer programs	6	6	3	4	82,736	74,525	(50,641)	(41,538)	32,095	32,987
Intangible assets arising from business combinations	7	7	2	3	1,740	1,740	(1,261)	(1,000)	479	740
Other intangible assets	—	—	—	—	612	102	(34)	(71)	578	31
Total					89,226	80,505	(54,936)	(44,988)	34,290	35,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)                       Movements in intangible assets during the 2012 and 2011 periods are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2011	4,138	65,664	1,740	82	71,624
Acquisitions	—	9,577	—	20	9,597
Disposals	—	(716)	—	—	(716)
Balance as of December 31, 2011	4,138	74,525	1,740	102	80,505

Acquisitions	—	8,544	—	572	9,116
Disposals	—	(333)	—	(62)	(395)
Balance as of December 31, 2012	4,138	82,736	1,740	612	89,226

Accumulated Amortization and Impairment

Balance as of January 1, 2011	(1,759)	(32,688)	(740)	(64)	(35,251)
Amortization for the year (*)	(620)	(9,281)	(260)	(7)	(10,168)
Impairment loss (*)	—	(296)	—	—	(296)
Disposal	—	156	—	—	156
Other	—	571	—	—	571
Balance as of December 31, 2011	(2,379)	(41,538)	(1,000)	(71)	(44,988)

Amortization for the year (*)	(621)	(9,436)	(261)	(25)	(10,343)
Impairment loss (*)		—	—	—	—
Disposals	—	333	—	62	395
Other	—	—	—	—	—
Balance as of December 31, 2012	(3,000)	(50,641)	(1,261)	(34)	(54,936)

Net balance as of December 31, 2012	1,138	32,095	479	578	34,290

(*)                       See note No. 35 “Depreciation, amortization and impairment”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(c)                        As of December 31, 2012 and 2011, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
Detail	2012	2011
	MCh$	MCh$

Software and licenses	6,681	6,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.          Property and equipment:

(a)                       As of December 31, 2012 and 2011, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Cost

Balance as of January 1, 2011	173,732	120,913	128,509	423,154
Additions	3,481	8,797	9,795	22,073
Disposals/write-downs	(947)	(3,893)	(847)	(5,687)
Transfers	—	5	(5)	—
Reclassifications	—	—	—	—
Total	176,266	125,822	137,452	439,540

Accumulated depreciation	(33,503)	(103,015)	(94,799)	(231,317)
Impairment loss (*)	—	(3)	(332)	(335)
Balance as of December 31, 2011	142,763	22,804	42,321	207,888

Balance as of January 1, 2012	176,266	125,819	137,120	439,205
Additions	337	7,750	9,894	17,981
Disposals/write-downs	(451)	(1,512)	(2,232)	(4,195)
Transfers	—	—	—	—
Reclassifications	—	—	19	19
Total	176,152	132,057	144,801	453,010

Accumulated depreciation	(35,972)	(109,932)	(101,722)	(247,626)
Impairment loss (*) (***)	—	(31)	(164)	(195)
Balance as of December 31, 2012	140,180	22,094	42,915	205,189

Accumulated Depreciation
Balance as of January 1, 2011	(31,136)	(98,466)	(87,039)	(216,641)
Depreciation charges in the period (*) (**)	(2,960)	(8,439)	(8,763)	(20,162)
Sales and disposals in the period	593	3,890	1,003	5,486
Balance as of December 31, 2012	(33,503)	(103,015)	(94,799)	(231,317)

Reclassifications	—	—	(19)	(19)
Depreciation charges in the period (*) (**)	(2,920)	(8,429)	(8,884)	(20,233)
Sales and disposals in the period	451	1,512	1,980	3,943
Balance as of December 31, 2012	(35,972)	(109,932)	(101,722)	(247,626)

(*)                    See Note No. 35 “Depreciation, Amortization and Impairment”.

(**)             This amount not includes depreciation charges in the period for investments properties.  This amount is include in item “Other Assets” for MCh$381 (MCh$381 in 2011)

(***)      Not include provision related to write-offs of property and equipment for an amount of Ch$153 millions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.          Property and equipment, continued:

(b)                       As of December 31, 2012 and 2011, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	2012
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	28,036	2,274	4,561	19,219	37,094	27,066	49,523	139,737

	2011
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	25,924	2,054	4,017	16,964	32,143	25,505	54,931	135,614

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of December 31, 2012 and 2011, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.          Current and Deferred Taxes:

(a)                       Current Taxes:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	2012	2011
	MCh$	MCh$

Income taxes	61,876	64,590
Tax on non-deductible expenses (35%)	3,860	1,701
Less:
Monthly prepaid taxes (PPM)	(41,960)	(62,225)
Credit for training expenses	(1,545)	(742)
Other	965	(229)
Total current taxes	23,196	3,095

Tax rate	20%	20%

	2012	2011
	MCh$	MCh$

Current tax assets	2,684	1,407
Current tax liabilities	(25,880)	(4,502)
Total current taxes	(23,196)	(3,095)

(b)                       Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2012 and 2011 is detailed as follows:

	2012	2011
	MCh$	MCh$
Income tax expense:
Current year taxes	61,876	(64,590)
Tax from previous periods	(1,147)	1,203
Subtotal	60,729	(63,387)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	2,673	8,479
Effect of changes in tax rate	(14,206)	(2,234)
Subtotal	(11,533)	6,245

Non deducible expenses (Art. 21 “Ley de la Renta”)	3,860	(1,701)
Other	894	(745)
Net charge to income for income taxes	53,950	(59,588)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)                         Reconciliation of effective tax rate:

The following is reconciliation between income tax rate and effective rate applied to determine the Bank’s income tax expense as of December 31, 2012 and 2011:

	2012		2011
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	103,960	20.00	97,679
Additions or deductions	(7.13)	(37,056)	(7.56)	(36,929)
Non-deductible expenses	0.74	3,860	0.35	1,701
Tax from previous year	(0.22)	(1,147)	(0.25)	(1,203)
Effect of changes in tax rate (*)	(2.73)	(14,206)	0.46	2,234
Lease deferred tax adjustment	0.57	2,942	—	—
Others	(0.85)	(4,403)	(0.80)	(3,894)
Effective rate and income tax expense	10.38	53,950	12.20	59,588

The effective rate for income tax for 2012 is 10.38% (12.20% in 2011).

(*)    According to the Law No. 20,630 issued on September 27, 2011 is permanently changed the tax rates of the first category to 20.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)        Effect of deferred taxes on income and equity:

During the year 2012, the Bank has recorded the effects of deferred taxes in accordance with Note No. 2 (r).

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Unrecognized temporary	Effect		Balances as of December
	31, 2011	differences	Income	Equity	31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	76,910	—	22,203	—	99,113
Obligations with agreements to repurchase	1,850	—	(1,736)	—	114
Leasing equipment	12,320	—	(16,038)	—	(3,718)
Personnel provisions	4,930	—	1,162	—	6,092
Staff vacation	3,637	—	421	—	4,058
Accrued interests and indexation adjustments from past due loans	1,573	—	550	—	2,123
Staff severance indemnities provisions	1,462	—	665	—	2,127
Other adjustments	13,600	119	3,515	—	17,234
Total debit differences	116,282	119	10,742	—	127,143

Credit Differences:
Investments with agreements to repurchase	2,111	—	(1,986)	—	125
Depreciation and price-level restatement of property and equipment	11,609	—	1,318	—	12,927
Adjustment for valuation of financial assets available-for-sale	(373)	—	—	4,872	4,499
Adjustment for cash flow hedge	(90)	—	—	348	258
Transitory assets	1,525	—	924	—	2,449
Derivative instrument adjustment	2,057	—	(1,679)	—	378
Other adjustments	6,374	(5)	632	(7)	6,994
Total credit differences	23,213	(5)	(791)	5,213	27,630

Deferred tax assets (liabilities), net	93,069	124	11,533	(5,213)	99,513

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(e)                         For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed as follows:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these consolidated financial statements.

			Tax value assets
(e.1) Loans to customers as of December 31, 2012	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,343,322	1,344,281	—	—	—
Commercial loans	10,080,225	10,536,629	16,168	33,163	49,331
Consumer loans	2,667,468	2,977,357	312	17,131	17,443
Residential mortgage loans	4,182,587	4,196,560	3,189	151	3,340
Total	18,273,602	19,054,827	19,669	50,445	70,114

(*)    In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis net of allowance for loan losses and do not include lease and factoring operations.

(e.2) Provisions on past-due loans	Balance as of January 1, 2012	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	30,947	(22,135)	44,898	(20,547)	33,163
Consumer loans	11,652	(133,561)	156,933	(17,893)	17,131
Residential mortgage loans	390	(3,151)	3,310	(398)	151
Total	42,989	(158,847)	205,141	(38,838)	50,445

(e.3) Charge-offs and recoveries	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	29,174
Condoning resulting in provisions released	27
Recovery or renegotiation of written-off loans	39,303

(e.4) Application of Art. 31 No. 4 first & third subsections	MCh$

Charge-offs in accordance with first subsection	—
Condoning in accordance with third subsection	834

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets:

(a)        Item detail:

As of December 31, 2012 and 2011, other assets are detailed as follows:

	2012	2011
	MCh$	MCh$

Assets held for leasing (*)	74,986	74,185

Assets received or awarded as payment
Assets received in lieu of payment	81	1,863
Assets awarded in judicial sale	2,475	2,745
Provision for assets received in lieu of payment (**)	(40)	(1,118)
Subtotal	2,516	3,490

Other Assets
Documents intermediated (***)	89,800	77,613
Guaranteed cash deposits	25,984	35,051
Other accounts and notes receivable	20,001	9,851
Investment properties (Note N° 2 letter t)	16,698	17,079
VAT receivable	9,292	9,557
Pending transactions	8,676	1,340
Commissions receivable	6,392	4,193
Recoverable income taxes	6,280	5,373
Prepaid expenses	4,156	5,445
Rental guarantees	1,386	1,344
Recovered leased assets for sale	777	203
Materials and supplies	610	654
Accounts receivable for sale of assets received in lieu of payment	423	530
Transaction in progress	114	3,532
Other	28,787	14,144
Subtotal	219,376	185,909
Total	296,878	263,584

(*)                      These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0032% (0.0737% in 2011) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No. 3, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater

(***)        This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the 2012 and 2011 periods are detailed as follows:

MCh$

Balance as of January 1, 2011	15
Provisions used	(21)
Provisions established	1,138
Provisions released	(14)
Balance as of December 31, 2011	1,118
Provisions used	(1,178)
Provisions established	100
Provisions released	—
Balance as of December 31, 2012	40

19.                     Current accounts and Other Demand Deposits:

As of December 31, 2012 and 2011, current accounts and other demand deposits are detailed as follows:

	2012	2011
	MCh$	MCh$

Current accounts	4,495,134	3,968,504
Other demand deposits	599,320	616,395
Other demand deposits and accounts	376,517	310,527
Total	5,470,971	4,895,426

20.                     Savings accounts and Time Deposits:

As of December 31, 2012 and 2011, savings accounts and time deposits are detailed as follows:

	2012	2011
	MCh$	MCh$

Time deposits	9,370,063	9,081,335
Term savings accounts	179,465	177,900
Other term balances payable	63,422	23,089
Total	9,612,950	9,282,324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)         As of December 31, 2012 and 2011, borrowings from financial institutions are detailed as follows:

	2012	2011
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Bank of America N.T. & S.A.	189,501	169,482
Commerzbank A.G.	182,926	156,138
Wells Fargo Bank	131,763	197,067
Standard Chartered Bank	117,218	124,412
Citibank N.A.	107,249	193,049
The Bank of New York Mellon	57,161	36,412
Toronto Dominion Bank	38,402	67,682
JP Morgan Chase Bank	24,003	122,699
Mercantil Commercebank N.A.	19,184	—
Sumitomo Banking	16,828	36,456
Zuercher Kantonalbank	14,401	41,038
Deutsche Bank AG	12,003	—
Bank of China	828	1,206
Banco de Sabadell	337	—
Bank of Montreal	—	125,053
Banca Nazionale del Lavoro	—	78,198
Royal Bank of Scotland	—	64,584
ING Bank	—	39,108
Branch Banking and Trust Company	—	10,413
Bank of Nova	—	3,119
Banco Espiritu Santo	—	2,605
Otros	22	74

Borrowings and other obligations
Wells Fargo Bank	96,370	104,175
Standard Chartered Bank	36,084	39,591
China Development Bank	35,996	52,032
Citibank N.A.	27,571	1,010
Otros	816	2,481
Subtotal	1,108,663	1,668,084

Chilean Central Bank	18	22,855

Total	1,108,681	1,690,939

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions, continued:

(b)         Borrowings from domestic banks

As of December 31, 2012 and 2011, the bank has not borrowings from domestic banks.

(c)          Borrowings from foreign banks

These obligations’ maturities are as follows:

	2012	2011
	MM$	MM$

Up to 1 month	181,954	115,696
Over 1 month and up to 3 months	153,702	200,786
Over 3 months and up to 12 months	631,051	1,079,317
Over 1 year and up to 3 years	141,956	220,368
Over 3 years and up to 5 years	—	51,917
Over 5 years	—	—
Total	1,108,663	1,668,084

(d)         Chilean Central Bank

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	2012	2011
	MCh$	MCh$

Borrowings and other obligations	—	22,793
Credit lines for the renegotiation of loans	18	62
Total	18	22,855

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

As of December 31, 2012 and 2011, debt issued is detailed as follows:

	2012	2011
	MCh$	MCh$

Mortgage bonds	115,196	152,098
Bonds	2,412,233	1,488,369
Subordinated bonds	746,504	747,874
Total	3,273,933	2,388,341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of December 31, 2012, Banco de Chile issued bonds by an amount of MCh$1,233,985, of which corresponds to Unsubordinated bonds and Subordinated bonds by an amount of MCh$1,207,808 and MCh$26,177 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
BCHIUJ0811	1,334	8 years	3.20	UF	05/10/2012	05/10/2020
BCHIUJ0811	33,456	8 years	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13 years	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8 years	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8 years	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15 years	3.50	UF	10/22/2012	10/22/2027
BONO HKD (*)	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
BONO HKD (*)	54,374	15 years	4.00	HKD	11/07/2012	09/09/2027
BONO PEN (**)	14,083	5 years	4.04	PEN	10/30/2012	10/30/2017
Subtotal as of December 31, 2012	691,380
Short-term as of Bonds (***)	516,428
Total as of December 31, 2012	1,207,808

(*)

On August 9, 2012 it approved in Board Meeting No. 2,759 a bond issue program in Hong Kong, according the Regulation – S of SEC (Securities and Exchange Commission) for an amount of US$60,000,000 for to be placed in international market, of which on September 5, 2012 it were issued and placed an amount of 400,000,000 Hong Kong dollars.

Later, on October 25, 2012 it was approved in Board Meeting No. 2,764 a complementary program of issue of bonds according to Regulation – S of SEC (Securities and Exchange Commission) for an amount of US$130.000.000 for to be placed in international market, of which on November 7, 2012 it were issued and placed an amount of 875,000,000 Hong Kong dollars.

(**)

On October 11, 2012 it was approved in Board Meeting No. 2,763 a program issue of bonds according to Regulation – S of SEC (Securities and Exchange Commission) for an amount not greater than US$100,000,000, of which the October 30, 2012 were issued and placed PEN 75,000,000 or US$28,000,000.

(***)	On May 4, 2012 Banco de Chile gradually began issuing bonds denominated “Short-term Bonds (Commercial Papers), which have maturity, date of January 15, 2013. The total issuance was US$1,077,080.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25 years	3.75	UF	12/28/2012	12/28/2037
Total	26,177

During the year ended December 31, 2011, Banco de Chile issued bonds by an amount of Ch$749,586 million, of which correspond to unsubordinated bond.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUE0510	82,639	6 years	2.20	UF	05/20/2011	05/20/2017
BCHIUG0610	81,802	11 years	2.70	UF	05/27/2011	05/27/2022
BCHIUC0510	37,866	5 years	2.20	UF	07/07/2011	07/07/2016
BCHIUF0610	36,608	10 years	2.70	UF	07/07/2011	07/07/2021
BCHIUI0611	42,944	7 years	3.20	UF	07/12/2011	07/12/2018
BCHIUI0611	34,096	7 years	3.20	UF	07/20/2011	07/20/2018
BCHIUK0611	52,866	11 years	3.50	UF	07/28/2011	07/28/2022
BCHIUD0510	46,014	6 years	2.20	UF	07/28/2011	07/28/2017
BCHIUK0611	33,451	11 years	3.50	UF	07/29/2011	07/29/2022
BCHIUI0611	432	7 years	3.20	UF	08/02/2011	08/02/2018
BCHIUI0611	756	7 years	3.20	UF	08/03/2011	08/03/2018
BCHIUJ0811	48,045	8 years	3.20	UF	09/12/2011	09/12/2019
BCHI-B1208	84,912	7 years	2.20	UF	09/12/2011	09/12/2018
BCHIUD0510	12,790	6 years	2.20	UF	09/22/2011	09/22/2017
BCHIUH0611	21,668	6 years	3.00	UF	09/29/2011	09/29/2017
BCHIUI0611	65,014	7 years	3.20	UF	09/30/2011	09/30/2018
BCHIUD0510	10,675	6 years	2.20	UF	09/30/2011	09/30/2017
BCHIUD0510	1,068	6 years	2.20	UF	10/13/2011	10/13/2017
BNCHIL (*)	55,940	3 years	5.41	MXN	12/08/2011	12/04/2014
Total	749,586

(*)    At the Ordinary Meeting No. BCH 2,738 held on August 11, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. René Benavente Cash on August 19, 2011, authorized a program to place certificates in Mexico in an amount of MXN10,000,000,000, of which an amount of MXN1,500,000,000  were issued and placed on December 8, 2011.

The Bank has not had breaches of capital and interest with respect to its debts instruments during year 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

As of December 31, 2012 and 2011, other financial obligations are detailed as follows:

	2012	2011
	MCh$	MCh$

Other Chilean obligations	106,537	123,051
Public sector obligations	55,586	61,734
Other foreign obligations	—	—
Total	162,123	184,785

24.                    Provisions:

(a)                       As of December 31, 2012 and 2011, provisions and accrued expenses are detailed as follows:

	2012	2011
	MCh$	MCh$

Provision for minimum dividends	300,759	259,501
Provisions for Personnel benefits and payroll expenses	64,546	60,634
Provisions for contingent loan risks	36,585	35,334
Provisions for contingencies:
Additional loan provisions (*)	97,757	95,486
Other provisions for contingencies	3,107	4,281
Country risk provisions	2,083	2,702
Total	504,837	457,938

(*)              In 2012, the Bank established an amount of Ch$2,271 million (Ch$24,052 million in 2011) for countercyclical provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2012 and 2011 periods:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	242,503	55,434	30,115	71,434	4,617	404,103
Provisions established	259,501	47,933	5,368	24,052	2,751	339,605
Provisions used	(242,503)	(41,893)	—	—	(215)	(284,611)
Provisions released	—	(840)	(149)	—	(170)	(1,159)
Balances as of December 31, 2011	259,501	60,634	35,334	95,486	6,983	457,938

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	300,759	50,799	1,251	2,271	228	355,308
Provisions used	(259,501)	(46,813)	—	—	(223)	(306,537)
Provisions released	—	(74)	—	—	(1,798)	(1,872)
Balances as of December 31, 2012	300,759	64,546	36,585	97,757	5,190	504,837

(c)                        Provisions for personnel benefits and payroll:

	2012	2011
	MCh$	MCh$

Short-term personnel benefits	29,649	28,827
Vacation accrual	20,842	20,361
Pension plan- defined benefit plan	10,633	8,511
Other benefits	3,422	2,935
Total	64,546	60,634

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	2012	2011
	MCh$	MCh$

Opening defined benefit obligation,	8,511	7,981
Increase in provisions	808	886
Benefit paid	(864)	(282)
Prepayments	(22)	(20)
Effect of change in factors	2,200	(54)
Closing defined benefit obligation	10,633	8,511

(ii)                    Net benefits expenses:

	2012	2011
	MCh$	MCh$

Current service cost	808	886
Interest cost of benefits obligations	468	482
Actuarial gains (losses)	1,732	(536)
Net benefit expenses	3,008	832

(iii)                 Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2012	December 31, 2011
	%	%

Discount rate	5.50	6.04
Annual salary increase	5.08	2.00
Payment probability	99.99	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	2012	2011
	MCh$	MCh$

Balances as of January 1,	28,827	25,920
Provisions established	28,406	30,655
Provisions used	(27,584)	(27,724)
Provisions release	—	(24)
Total	29,649	28,827

(f)                         Movements in provisions for vacations:

	2012	2011
	MCh$	MCh$

Balances as of January 1,	20,361	18,774
Provisions established	5,655	5,821
Provisions used	(4,363)	(4,187)
Provisions release	(811)	(47)
Total	20,842	20,361

(g)                        Employee share-based benefits provision:

As of December 31, 2012 and 2011, the Bank and its subsidiaries do not have a stock compensation plan.

(h)                       Contingent loan provisions:

As of December 31, 2012 and 2011, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$36,585 million (Ch$35,334 million in 2011).  See note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

As of December 31, 2012 and 2011, other liabilities are detailed as follows:

	2012	2011
	MCh$	MCh$

Accounts and notes payable (*)	111,358	79,031
Unearned income	5,357	5,379
Dividends payable	883	786

Other liabilities
Documents intermediated (**)	132,651	134,820
Cobranding	23,066	20,894
VAT debit	11,689	12,465
Leasing deferred gains	5,900	7,039
Pending transactions	5,080	1,941
Insurance payments	135	1,158
Others	4,947	2,252
Total	301,066	265,765

(*)             Include obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	2012	2011
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	323,924	216,249
Confirmed foreign letters of credit	85,272	137,253
Issued foreign letters of credit	138,714	131,567
Bank guarantees	1,437,312	1,235,031
Immediately available credit lines	5,481,235	4,881,220
Other commitments	122,997	164,361
Transactions on behalf of third parties
Collections	386,006	582,090
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	12,144	2,766
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	22,802	62,701
Other assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	6,237,859	5,613,495
Securities held in safe custody in other entities	4,483,567	4,088,670
Total	18,731,832	17,115,403

Above information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)        Lawsuits and legal proceedings:

(b.1)    Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of December 31, 2012, the Bank has established provisions for this concept in the amount of MCh$474 (MCh$736 in 2011), recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2012
	2013	2014	2015	2016	2017	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	65	5	16	388	—	474

(b.2)    Contingencies for significant lawsuits:

As of December 31, 2012 and 2011, it does not exist any significant demands in courts that they affect or could affect the current consolidated financial statements.

(c)        Guarantees granted:

i.          In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,442,000, maturing January 4, 2013.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$118,734 million as of December 31, 2012 (Ch$104,302 million in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                         Guarantees granted, continued:

Fund	2012	Guarantees Number
	MCh$

Mutual Fund Banca Americana Voltarget - Guaranted	11,878	336723-1
Mutual Fund Estrategia Commodities - Guaranted	6,302	336721-5
Mutual Fund Muralla China - Guaranted	17,795	336716-8
Mutual Fund Potencias Consolidadas - Guaranted	30,381	336718-4
Mutual Fund Ahorro Plus I - Guaranted	730	336720-7
Mutual Fund Ahorro Estable II - Guaranted	11,270	336722-3
Mutual Fund Ahorro Estable III - Guaranted	5,051	336717-6
Mutual Fund Depósito Plus - Guaranted	14,958	004713-3
Mutual Fund Europa Accionario - Guaranted	2,069	004716-7
Mutual Fund Twin Win Europa 103 - Guaranted	3,541	004712-5
Mutual Fund Second Best Chile EEUU - Guaranted	2,207	004820-2
Mutual Fund Depósito Plus II - Guaranted	12.552	005272-2
Total	118,734

ii.         In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

Guarantees:	2012	2011
	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	69	15,980
Securities Exchange of the Electronic Stock Exchange of Chile	33,693	21,731

Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	3,068	2,987
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	47	—
Total	36,877	40,698

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

According to the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chartis Chile — Compañía de Seguros Generales S.A. that expires January 2, 2013, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

This secure was renewed on January 2, 2013 with maturity of January 2, 2014 for the same amount with “AIG Chile Compañía de Seguros Generales S.A.”

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2012	2011
	MCh$	MCh$

Credit lines	22,661	20,679
Bank guarantees	11,407	12,520
Guarantees and surety bonds	2,064	1,526
Letters of credit	434	523
Other commitments	19	86
Total	36,585	35,334

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)    Capital

i.                                Authorized, subscribed and paid shares:

As of December 31, 2012, the paid-in capital of Banco de Chile is represented by 89,898,992,667 registered shares (86,942,514,973 in 2011), with no par value, fully paid and distributed.

			As of December 31, 2012
Corporate Name or Shareholders’s name	Subscribed and and paid Chile	Subscribed and and paid Chile -T	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	28,241,222,862	1,519,715,819	29,760,938,681	33.10
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	—	28,593,701,789	31.81
Sociedad Matriz del Banco de Chile S.A.	12,138,537,826	—	12,138,537,826	13.50
Ever 1 BAE S. P. A.	1,926,331,458	—	1,926,331,458	2.14
Ever Chile S. P. A.	1,926,331,453	—	1,926,331,453	2.14
Banco de Chile on behalf others Chapter. XIV Resolution 5412 and 43	1,917,824,777	—	1,917,824,777	2.13
Banchile Corredores de Bolsa S.A.	1,634,542,641	55,731,549	1,690,274,190	1.88
Banco Itau Chile (on behalf foreign investors)	1,335,644,830	11,527,535	1,347,172,365	1.50
Inversiones Aspen Ltda.	1,333,288,591	—	1,333,288,591	1.48
J. P. Morgan Chase Bank	746,580,394	—	746,580,394	0.83
Banco Santander (on behalf foreign investors)	708,503,705	—	708,503,705	0.79
Inversiones Avenida Borgoño Limitada	495,315,368	30,675,913	525,991,281	0.59
Celfin Capital S.A. Corredores de Bolsa	499,986,263	13,917,749	513,904,012	0.57
Larraín Vial S.A. Corredora de Bolsa	325,708,628	12,306,250	338,014,878	0.38
Santander S.A. Corredores de Bolsa	326,666,567	4,433,433	331,100,000	0.37
BCI Corredor de Bolsa S.A.	280,512,369	12,782,432	293,294,801	0.33
A F P Provida S.A. Para Fondo de Pensiones	287,285,362	—	287,285,362	0.32
BICE Inversiones Corredores de Bolsa S.A.	144,438,155	7,563,024	152,001,179	0.17
Valores Security S.A. Corredores de Bolsa	141,080,250	3,916,384	144,996,634	0.16
Inversiones y Asesorias Fabiola S.A.	135,681,958	6,080,951	141,762,909	0.16
Subtotal	83,139,185,246	1,678,651,039	84,817,836,285	94.35
Otros accionistas	4,898,628,265	182,528,117	5,081,156,382	5.65
Total	88,037,813,511	1,861,179,156	89,898,992,667	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(a)     Capital, continued

i.     Authorized, subscribed and paid-in capital, continued:

	As of December 31, 2011
Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	32.89
LQ Inversiones Financieras S.A.	27,609,418,295	31.76
Sociedad Matriz del Banco de Chile S.A.	12,138,525,772	13.96
Ever 1 BAE S.A.	1,890,495,236	2.17
Ever Chile S.A.	1,890,495,231	2.17
Banchile Corredores de Bolsa S.A.	1,637,433,839	1.88
Inversiones Aspen Ltda.	1,308,484,951	1.51
Banco de Chile on behalf others Chapter. XIV Resolution 5412 and 43	1,103,378,195	1.27
J. P. Morgan Chase Bank	1,079,633,755	1.24
Banco Itau Chile (on behalf of foreign investors)	1,037,436,967	1.19
A F P Provida S.A. Para Fondo de Pensiones	783,492,630	0.90
Inversiones Avenida Borgoño Limitada	584,793,376	0.67
Celfin Capital S.A. Corredores de Bolsa	558,660,521	0.64
Banco Santander (on behalf of foreign investors)	543,774,674	0.63
Larraín Vial S.A. Corredora de Bolsa	307,245,575	0.36
Santander S.A. Corredores de Bolsa	270,466,820	0.31
BCI Corredor de Bolsa S.A.	235,516,687	0.27
A F P Habitat S. A. para el Fondo de Pensiones	209,317,353	0.24
A F P Cuprum S.A. para el Fondo de Pensiones	201,313,870	0.23
MBI Arbitrage Fondo de Inversión	163,096,437	0.19
Subtotal	82,146,681,973	94.48
Other minority holders	4,795,833,000	5.52
Total	86,942,514,973	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(a)  Capital, continued

(ii)          Shares:

(ii.1)              On June 5, 2012, Banco de Chile informed of the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 22, 2012, which are as follows:

In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of Ch$73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 4/2012, on June 4, 2012.

The Board of Directors of Banco de Chile, at the meeting No. 2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares

(ii.2)              According to Note 5 No. (h) of Relevant Events, the Bank is in process of issue, subscription and placement of share.  The following table shows the share movements from December 31, 2011 to December 31, 2012:

	Ordinary Shares	Ordinary S Series Shares	Ordinary T Series Shares (***)	Total Shares
As of December 31, 2010	73,834,890,472	8,716,808,951	—	82,551,699,423
Capitalization of retained earnings	1,005,766,185	—	—	1,005,766,185
Transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”	8,716,808,951	(8,716,808,951)	—	—
Fully paid the share capital increase (*)	3,385,049,365	—	—	3,385,049,365
Total shares as of December 31, 2011	86,942,514,973	—	—	86,942,514,973
Capitalization of retained earnings (**)	1,095,298,538	—	—	1,095,298,538
Shares subscribed and paid	—	—	1,861,179,156	1,861,179,156
Total shares subscribed and paid as of December 31, 2012	88,037,813,511	—	1,861,179,156	89,898,992,667
Shares subscribed and not paid	—	—	76,940,138	76,940,138
Shares issued and not subscribed	—	—	2,001,370,148	2,001,370,148
Total as of December 31, 2012	88,037,813,511	—	3,939,489,442	91,977,302,953

(*)                                During July of 2011, the Bank concluded the capital increase process by an amount of Ch$210,114 millions, amount net of cost associated with the issuance.

(**)                         Capitalization of March 22, 2012. See Note No. 5 (a)

(***)                  See Note No. 5 (h)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(b)                                 Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS S.A., has been fully paid.  The amount distributable income for the period 2012 was by Ch$429,656 million (Ch$370,715 million in 2011).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009, determined to resolve in favor regarding the proposal.

As stated, the retention of earnings for the year 2011 made in March 2012 amounted to Ch$58,092 millions (Ch$32,096 millions of income for the year 2010 retained in March 2011).

(c)                                  Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend  No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011.

At the Ordinary Shareholders’ Meeting held on March 17, 2011, the Bank’s shareholders agreed to distribute and pay dividend  No. 199 amounting to Ch$2.937587 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2010

(d)                                 Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income as described in Note 2 (v).  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$300,759 (MCh$259,501 in 2011) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)   Earnings per share:

(i)          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

(ii)         Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The basic and diluted earnings per share as of December 31, 2012 and 2011 are shown in the following table, also shows the income and share data used in the calculation of EPS:

	December	December
	2012	2011
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	465,850	428,805
Weighted average number of “Banco de Chile — T” (*)	48,987,689	—
Weighted average number of ordinary shares	88,100,830,689	85,590,444,728
Dividend per shares (in Chilean pesos)	5.28	5.01

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	465,850	428,805
Weighted average number of “Banco de Chile — T” (*)	48,987,689	—
Weighted average number of ordinary shares	88,100,830,689	85,590,444,728
Assumed conversion of convertible debt	—	—
Adjusted number of shares	88,149,818,378	85,590,444,728
Diluted earnings per share (in Chilean pesos)	5.28	5.01

(*)                     According to Note No. 5 (h) of Relevant Events the “Banco de Chile — T” shares, will have de same rights of other shares of Banco de Chile, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares.

As of December 31, 2012 and 2011, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(f)                          Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2012 it was made a charge to equity for an amount of Ch$58 million (credit to equity for Ch$68 millions in 2011).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2012 it was made a credit to equity for an amount of Ch$19,639 million (charge to equity for Ch$7,618 millions in 2011).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2012 it was made a credit to equity for an amount of Ch$1,429 million (charge to equity for Ch$395 millions for the period 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                       On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	2012				2011
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	691,745	95,691	1,967	789,403	573,171	138,730	3,507	715,408
Consumer loans	514,599	1,063	7,245	522,907	428,144	1,572	6,262	435,978
Residential mortgage loans	168,937	93,775	3,913	266,625	138,541	123,899	4,474	266,914
Financial investment	60,791	15,546	—	76,337	49,423	22,000	—	71,423
Repurchase agreements	2,786	—	—	2,786	5,234	—	—	5,234
Loans and advances to banks	12,993	—	—	12,993	10,322	—	—	10,322
Other interest revenue	143	1,569	—	1,712	189	2,472	—	2,661
Total	1,451,994	207,644	13,125	1,672,763	1,205,024	288,673	14,243	1,507,940

The amount of interest revenue recognized on a received basis for impaired portfolio in 2012 by Ch$9,038 million (Ch$9,112 million in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(b)                       At the period end, the detail of income from suspended interest is as follows:

	2012			2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,185	1,961	8,146	5,288	1,988	7,276
Residential mortgage loans	1,380	772	2,152	1,590	932	2,522
Consumer loans	269	—	269	185	—	185
Total	7,834	2,733	10,567	7,063	2,920	9,983

(c)                        As of each year end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	2012			2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	441,256	55,729	496,985	341,842	84,126	425,968
Debt issued	109,742	60,480	170,222	81,554	72,342	153,896
Other financial obligations	2,117	961	3,078	2,269	1,554	3,823
Repurchase agreements	14,976	10	14,986	10,849	—	10,849
Borrowings from financial institutions	22,308	—	22,308	23,784	—	23,784
Demand deposits	76	3,870	3,946	57	5,877	5,934
Other interest expenses	15	92	107	—	140	140
Total	590,490	121,142	711,632	460,355	164,039	624,394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(d)                       As of December 31, 2012 and 2011, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	2012			2011
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	3,632	3,003	6,635	249	185	434
Loss from accounting hedges	(12,637)	—	(12,637)	(30,521)	—	(30,521)
Net gain on hedged items	(2,291)	—	(2,291)	17,861	—	17,861
Total	(11,296)	3,003	(8,293)	(12,411)	185	(12,226)

(e)                        At the end of the period the summary of interest and expenses is as follows:

	2012	2011
	MCh$	MCh$

Interest revenue	1,672,763	1,507,940
Interest expenses	(711,632)	(624,394)
Subtotal	961,131	883,546

Income accounting hedges (net)	(8,293)	(12,226)

Total interest revenue and expenses, net	952,838	871,320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	2012	2011
	MCh$	MCh$
Income from fees and commission
Card services	102,407	90,758
Collections and payments	60,341	49,764
Investments in mutual funds and other	56,043	63,809
Portfolio management	27,317	28,523
Lines of credit and overdrafts	22,892	22,771
Fees for insurance transactions	17,404	20,480
Trading and securities management	16,892	27,779
Use of distribution channel	15,942	18,430
Guarantees and letters of credit	14,454	12,888
Use Banchile’s brand	12,356	11,264
Financial advisory services	3,955	3,186
Other fees earned	22,764	18,314
Total income from fees and commissions	372,767	367,966

Expenses from fees and commissions
Credit card transactions	(42,035)	(35,522)
Sales force fees	(10,098)	(8,312)
Fees for collections and payments	(6,534)	(6,619)
Fees for securities transactions	(2,994)	(4,246)
Sale of mutual fund units	(2,488)	(3,038)
Other fees	(1,361)	(1,456)
Total expenses from fees and commissions	(65,510)	(59,193)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2012	2011
	MCh$	MCh$

Financial assets held-for-trading	18,798	22,757
Sale of available-for-sale instruments	8,088	2,289
Net loss on other transactions	2,567	(353)
Derivative instruments	(4,852)	44,751
Sale of loan portfolios (*)	146	(42,517)
Total	24,747	26,927

(*)       Includes the net profit or loss on sale of loans, as determined by the difference between cash value and the carrying value at the date of the sale, regardless of the provisions, even in the case of wholly or partially written-off. See note No. 12 (e)

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	2012	2011
	MCh$	MCh$

(Loss) gain on translation difference, net	44,736	(18,495)
Indexed foreign currency	(9,404)	11,489
(Loss) gain from accounting hedges	(196)	(967)
Total	35,136	(7,973)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                    Provisions for Loan Losses:

The movement of the results during 2012 and 2011, by concept of provisions, is summarized as follows:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
			2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(396)	(13,668)	— (*)	—	—	—	—	(13,668)	—	(1,029)	(5,368)	(14,697)	(5,764)
Group provisions	—	—	(46,807)	(42,132)	(4,428)	(3,553)	(160,775)	(110,344)	(212,010)	(156,029)	(222)	—	(212,232)	(156,029)

Provisions established, net	—	(396)	(60,475)	(42,132)	(4,428)	(3,553)	(160,775)	(110,344)	(225,678)	(156,029)	(1,251)	(5,368)	(226,929)	(161,793)

Provisions released:
Individual provisions	47	—	—	14,515 (*)	—	—	—	—	—	14,515	—	—	47	14,515
Group provisions	—	—	—	—	—	—	—	—	—	—	—	149	—	149

Provisions released, net	47	—	—	14,515	—	—	—	—	—	14,515	—	149	47	14,664

Provision, net	47	(396)	(60,475)	(27,617)	(4,428)	(3,553)	(160,775)	(110,344)	(225,678)	(141,514)	(1,251)	(5,219)	(226,882)	(147,129)

Additional provision	—	—	(2,271)	(24,052)	—	—	—	—	(2,271)	(24,052)	—	—	(2,271)	(24,052)

Recovery of written-off assets	—	—	14,893	16,790	1,971	1,106	24,099	28,445	40,963	46,341	—	—	40,963	46,341

Provisions, net allowances for credit risk	47	(396)	(47,853)	(34,879)	(2,457)	(2,447)	(136,676)	(81,899)	(186,986)	(119,225)	(1,251)	(5,219)	(188,190)	(124,840)

(*) See note No. 30 and No. 12 (e)

According to the Administration, the provisions constituted by credit risk, covers probable losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.       Personnel Expenses:

Personnel expenses in 2012 and 2011 are detailed as follows:

	2012	2011
	MCh$	MCh$

Remuneration	185,479	169,114
Bonuses	71,674	100,494
Lunch and health benefits	21,954	20,272
Staff severance indemnities	12,608	6,167
Training expenses	1,671	1,493
Other personnel expenses	18,679	19,451
Total	312,065	316,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

As of December 31, 2012 and 2011, administrative expenses are detailed as follows:

	2012	2011
	MCh$	MCh$

General administrative expenses
Information Technology and communications	48,670	47,062
Maintenance and repair of property and equipment	29,332	28,486
Office rental	19,589	18,211
Securities and valuables transport services	9,217	9,203
External advisory services	7,601	7,163
Rent ATM area	7,283	6,462
Office supplies	6,346	6,556
Lighting, heating and other utilities	4,733	5,985
Representation and transferring of personnel	3,611	3,850
Legal and notary	3,291	2,926
Insurance premiums	2,897	2,384
P.O box, mail and postage	2,739	3,182
Donations	2,029	1,545
Home delivery products	1,648	1,533
Equipment rental	1,164	1,251
Collection sevice	880	671
Fees for professional services	776	654
SBIF fines	40	—
Other general administrative expenses	8,871	6,067
Subtotal	160,717	153,191

Outsources services
Credit pre-evaluation services	21,316	22,808
Data processing	7,646	7,275
Expenditure on external technological developments	6,196	3,046
Certification and testing technology	4,342	2,500
Other	2,515	1,972
Subtotal	42,015	37,601

Board expenses
Board remunerations	2,042	2,086
Other board expenses	614	647
Subtotal	2,656	2,733

Marketing expenses
Advertising	30,572	26,515
Subtotal	30,572	26,515

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	6,434	5,423
Real estate contributions	2,672	2,601
Patents	1,379	1,240
Other taxes	1,014	615
Subtotal	11,499	9,879
Total	247,459	229,919

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)        Amounts charged to income for depreciation and amortization during the 2012 and 2011 periods are detailed as follows:

	2012	2011
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.16a)	20,614	20,543
Amortization of intangibles assets (Note No.15b)	10,343	10,168
Total	30,957	30,711

(b)        As of December 31, 2012 and 2011, the impairment loss is detailed as follows:

	2012	2011
	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	551	—
Impairment loss on property and equipment (Note No.16a)	348	335
Impairment loss on intangibles assets (Note No.15b)	—	296
Total	899	631

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.       Other Operating Income:

During 2012 and 2011, the Bank and its subsidiaries present the following under other operating income:

	2012	2011
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	5,674	5,918
Other income	8	115
Subtotal	5,682	6,033

Release of provisions for contingencies
Country risk provisions	1,174	—
Special provisions for foreign loans	—	—
Other provisions for contingencies	624	173
Subtotal	1,798	173

Other income
Rental income	6,007	5,614
Expense recovery	2,895	2,372
Recovery from external branches	2,379	2,207
Fiduciary and trustee commissions	466	113
Gain on sale of property and equipment	325	1,338
Monthly prepaid taxes revaluation	315	1,006
Income tax management	275	844
Income from sale of leased assets	135	1,021
Foreign trade income	51	48
Refund of insurance	19	1,594
Others	1,714	2.372
Subtotal	14,581	18,529

Total	22,061	24,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.       Other Operating Expenses:

During 2012 and 2011, the Bank and its subsidiaries incurred the following other operating expenses:

	2012	2011
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	100	1,124
Charge-off assets received in lieu of payment	2,600	3,495
Expenses to maintain assets received in lieu of payment	622	561
Subtotal	3,322	5,180

Provisions for contingencies
Country risk provisions	—	785
Special provisions for foreign loans	—	—
Other provisions for contingencies	1,109	2,495
Subtotal	1,109	3,280

Other expenses
Cobranding	18,935	17,360
Write-offs for operating risks	9,526	3,002
Provisions other assets	3,765	—
Card administration	2,163	2,602
Write-offs and provisions for fraud	1,195	754
Operating expenses and charge-off leasing assets	780	792
Mortgage life insurance	309	232
Provision for recovery of leased assets	227	50
Contributions to government organizations	225	208
Civil judgments	224	388
Losses on sale of property and equipment	7	25
Others	652	1,723
Subtotal	38,008	27,136

Total	42,439	35,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Corporations Art. 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Production		Investment
	Companies (*)		Companies (**)		Individuals (***)		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	250,983	209,764	63,576	81,798	704	575	315,263	292,137
Residential mortgage loans	—	—	—	—	14,974	13,919	14,974	13,919
Consumer loans	—	—	—	—	3,920	3,387	3,920	3,387
Gross loans	250,983	209,764	63,576	81,798	19,598	17,881	334,157	309,443
Provision for loan losses	(761)	(602)	(136)	(295)	(68)	(68)	(965)	(965)
Net loans	250,222	209,162	63,440	81,503	19,530	17,813	333,192	308,478

Off balance sheet accounts
Guarantees	1,864	18,670	—	—	—	—	1,864	18,670
Letters of credits	280	158	—	—	—	—	280	158
Banks guarantees	24,361	21,313	2,374	2,038	—	—	26,735	23,351
Immediately available credit lines	46,179	32,406	4,532	1,451	9,320	9,393	60,031	43,250
Total off balance sheet account	72,684	72,547	6,906	3,489	9,320	9,393	88,910	85,429
Provision for contingencies loans	(44)	(95)	(1)	(2)	—	—	(45)	(97)
Off balance sheet account, net	72,640	72,452	6,905	3,487	9,320	9,393	88,865	85,332

Amount covered by Collateral
Mortgage	31,034	27,958	55	55	15,325	15,431	46,414	43,444
Warrant	—	—	—	—	—	—	—	—
Pledge	13	—	—	—	7	7	20	7
Other (****)	2,842	2,855	17,300	17,300	10	10	20,152	20,165
Total collateral	33,889	30,813	17,355	17,355	15,342	15,448	66,586	63,616

Acquired Instruments
For trading purposes	—	2,154	—	—	—	—	—	2,154
For investment purposes	—	—	—	—	—	—	—	—
Total acquired instruments	—	2,154	—	—	—	—	—	2,154

(*)                                 Production companies are legal entities which comply with the following conditions:

i)                  They engage in productive activities and generate a separable flow of income,

ii)               Less than 50% of their assets are trading securities or investments.

(**)                          Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)                   Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)            These guarantees correspond mainly to shares and other financial guarantees

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Other assets and liabilities with related parties:

	2012	2011
	MCh$	MCh$
Assets
Cash and due from banks	11,174	97,390
Derivative instruments	107,487	116,010
Other assets	2,931	2,665
Total	121,592	216,065

Liabilities
Demand deposits	87,480	69,287
Savings accounts and time deposits	378,965	531,448
Derivative instruments	83,582	100,238
Debt issued	79,821	—
Borrowings from financial institutions	134,820	194,059
Other liabilities	9,044	7,969
Total	773,712	903,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	2012		2011
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	18,759	21,501	15,522	31,190
Fees and commission income	56,717	33,337	56,979	30,647
Financial operating	188,990	152,819	499,960	399,773
Provision for credit risk	—	677	221	—
Operating expenses	—	64,213	—	65,718
Other income and expenses	744	40	843	53
Total	265,210	272,587	573,525	527,381

(*)         This detail does not constitute an Income Statement for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

There are no any contracts entered during 2012 and 2011 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	2012	2011
	MCh$	MCh$

Remunerations	3,820	3,629
Short-term benefits	3,871	2,820
Contract termination indemnity	668	—
Stock-based benefits	—	—
Others	—	—
Total	8,359	6,449

Composition of key personnel:

	N° of executives
Position	2012	2011
CEO	1	1
Deputy general manager	—	1
CEOs of subsidiaries	8	8
Division Managers	12	15
Total	21	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(f)                                   Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	2012		2011		2012	2011	2012	2011	2012	2011	2012	2011
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	358	(*)	347	(*)	45	48	294	306	—	—	697	701
Andrónico Luksic Craig	147		142		8	14	—	—	—	—	155	156
Jorge Awad Mehech	49		47		23	27	110	107	—	—	182	181
Gonzalo Menéndez Duque	49		47		21	25	112	111	—	—	182	183
Jaime Estévez Valencia	49		47		23	26	92	87	—	—	164	160
Rodrigo Manubens Moltedo	49		47		23	26	49	48	—	—	121	121
Francisco Pérez Mackenna	49		47		17	22	50	46	—	—	116	115
Jorge Ergas Heyman	49		36		17	16	47	42	—	—	113	94
Thomas Fürst Freiwirth	49		47		18	23	37	34	—	—	104	104
Guillermo Luksic Craig	49		47		4	7	—	—	—	—	53	54
Jacob Ergas Ergas	—		10		—	4	9	17	—	—	9	31
Felipe Joannon Vergara	—		10		—	7	—	12	—	—	—	29
Other directors’ subsidiaries	—		—		—	—	165	166	—	86	165	252
Total	897		874		199	245	965	976	—	86	2,061	2,181

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$19 (MCh$9 in 2011).

(*)              Includes a provision of MCh$210 (MCh$205 in 2011) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$266 (MCh$248 in 2011).

Travel and other related expenses amount to MCh$329 (MCh$304 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                          Industry standards of fair value measurements.

In the fair value calculation process, is used standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes model, in the options case. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                       Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

The prices used for determine the fair value of each instrument corresponds to the midpoint for a specific market factor, currency and term.

(iii)                    Valuation techniques.

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments.

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control.

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                       Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                       Fair value hierarchy, continued

Level 2:                    No market quotes are available for the specific financial instrument, or the observable prices are sporadic and therefore the market does not have enough depth. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean central bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                    The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                       Fair value hierarchy, continued

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	65,548	72,971	6,831	4,871	—	—	72,379	77,842
Other instruments issued in Chile	188	371	87,115	191,063	—	585	87,303	192,019
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	33,042	31,910	—	—	—	—	33,042	31,910
Subtotal	98,778	105,252	93,946	195,934	—	585	192,724	301,771
Derivative contracts for trading purposes
Forwards	—	—	70,166	125,766	—	—	70,166	125,766
Swaps	—	—	258,496	258,681	—	—	258,496	258,681
Call Options	—	—	472	1,239	—	—	472	1,239
Put Options	—	—	341	2	—	—	341	2
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	329,475	385,688	—	—	329,475	385,688
Hedge accounting derivative contracts
Swaps	—	—	22	—	—	—	22	—
Subtotal	—	—	22	—	—	—	22	—
Financial assets available-for-sale from the Chilean Government and Central Bank	136,554	—	115,230	412,394	—	—	251,784	412,394
Other instruments issued in Chile	—	—	646,079	606,723	278,073	321,378	924,152	928,101
Instruments issued abroad	30,538	—	—	—	57,966	128,403	88,504	128,403
Subtotal	167,092	—	761,309	1,019,117	336,039	449,781	1,264,440	1,468,898
Total	265,870	105,252	1,184,752	1,600,739	336,039	450,366	1,786,661	2,156,357

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	81,790	115,797	—	—	81,790	115,797
Swaps	—	—	264,052	272,976	—	—	264,052	272,976
Call Options	—	—	395	1,149	—	—	395	1,149
Put Options	—	—	387	35	—	—	387	35
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	21	—	—	—	21
Subtotal	—	—	346,624	389,978	—	—	346,624	389,978
Hedge derivative contracts
Swaps	—	—	33,698	39,935	—	—	33,698	39,935
Subtotal	—	—	33,698	39,935	—	—	33,698	39,935
Total	—	—	380,322	429,913	—	—	380,322	429,913

Since last quarter of the present period, it was established a new criteria of classification of the level of financial instruments, according to what observables are their prices in the market.  The new definition is described above of this disclosure.  It should be noted that this change has no impact on the valuation of financial assets and liabilities measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of December 31, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	585	183	—	(768)	—	—
Instruments issued abroad	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Subtotal	585	183	—	(768)	—	—
Available for Sale Instruments
Central bank instruments
Other instruments issued in Chile	321,378	1,511	(1,410)	(43,406)	—	278,073
Instruments issued abroad	128,403	(5,713)	19,666	(59,432)	(24,958)	57,966
Subtotal	449,781	(4,202)	18,256	(102,838)	(24,958)	336,039

Total	450,366	(4,019)	18,256	(103,606)	(24,958)	336,039

	As of December 31, 2011
	Balance as of January 1, 2011	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	1,740	94	—	(1,249)	—	585
Instruments issued abroad	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Subtotal	1,740	94	—	(1,249)	—	585
Available for Sale Instruments
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	230,480	11,992	(2,130)	81,036	—	321,378
Instruments issued abroad	84,072	16,115	(3,897)	32,113	—	128,403
Subtotal	314,552	28,107	(6,027)	113,149	—	449,781

Total	316,292	28,201	(6,027)	111,900	—	450,366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(d) Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of December 31, 2012		As of December 31, 2011
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	—	585	—
Total	—	—	585	—
Financial assets available-for-Sale
Other instruments issued in Chile	278,073	(802)	321,378	(421)
Instruments issued abroad	57,966	(762)	128,403	(249)
Total	336,039	(1,564)	449,781	(670)

The level 3 figures in the precedent matrix represent the fair value calculated using data provided by the Business area, verified by the PCU using prices from independent market data providers. The following column, sensitivity to changes in key assumptions of models, represents the best proxy for what could be a variation, or delta, in the fair value of these instruments.

The sensitivity figures are calculated as a difference in fair values. This difference is calculated as the fair value in the precedent column, Banco de Chile figures, minus the fair value obtained by using other market data set. The rationale behind this way to calculate the sensitivity is based on the appropriateness of prices and rates provided by independent sources, such as Interactive Data. This brokerage information companies uses all the available market information and is used by the major financial institutions in Chile such as Banks and Pension Funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	684,925	881,146	684,925	881,146
Transactions in the course of collection	396,611	373,639	396,611	373,639
Receivables from repurchase agreements and security borrowing	35,100	47,981	35,100	47,981
Subtotal	1,116,636	1,302,766	1,116,636	1,302,766
Loans and advances to banks
Domestic banks	14,304	15,054	14,304	15,054
Central bank	1,100,696	300,819	1,100,696	300,819
Foreign banks	228,322	332,552	228,322	332,552
Subtotal	1,343,322	648,425	1,343,322	648,425
Loans to customers, net
Commercial loans	11,484,276	10,974,741	11,473,251	10,973,062
Residential mortgage loans	4,182,587	3,591,530	4,201,091	3,557,248
Consumer loans	2,667,467	2,427,032	2,683,593	2,426,959
Subtotal	18,334,330	16,993,303	18,357,935	16,957,269
Total	20,794,288	18,944,494	20,817,893	18,908,460

Liabilities
Current accounts and other demand deposits	5,470,971	4,895,426	5,470,971	4,895,426
Transactions in the course of payment	159,218	155,424	159,218	155,424
Payables from repurchase agreements and security lending	226,396	223,202	226,396	223,202
Savings accounts and time deposits	9,612,950	9,282,324	9,589,643	9,273,010
Borrowings from financial institutions	1,108,681	1,690,939	1,103,252	1,689,172
Other financial obligations	162,123	184,785	162,123	184,785
Subtotal	16,740,339	16,432,100	16,711,603	16,421,019
Debt Issued
Letters of credit for residential purposes	85,967	106,965	87,088	115,825
Letters of credit for general purposes	29,229	45,133	29,610	48,871
Bonds	2,412,233	1,488,369	2,282,014	1,459,145
Subordinate bonds	746,504	747,874	726,369	728,330
Subtotal	3,273,933	2,388,341	3,125,081	2,352,171
Total	20,014,272	18,820,441	19,836,684	18,773,190

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)   Other assets and liabilities, continued:

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

The Bank did not incur any “day 1” profits or losses during the reporting period (difference between mark to market at the end of day and the effective rate of the transactions).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2012 and 2011, respectively.  Trading and available for sale instruments are included at their fair value:

	2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	684,925	—	—	—	—	—	684,925
Transactions in the course of collection	396,611	—	—	—	—	—	396,611
Financial Assets held-for-trading	192,724	—	—	—	—	—	192,724
Receivables from repurchase agreements and security borrowing	8,338	855	25,907	—	—	—	35,100
Derivative instruments	19,155	26,190	85,576	93,733	40,801	64,042	329,497
Loans and advances to banks (**)	1,152,642	14,409	177,230	—	—	—	1,344,281
Loans to customers (*) (**)	1,743,729	1,863,499	3,512,461	4,110,399	1,945,584	4,653,379	17,829,051
Financial assets available-for-sale	272,371	171,017	343,665	152,075	132,382	192,930	1,264,440
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,470,495	2,075,970	4,144,839	4,356,207	2,118,767	4,910,351	22,076,629

	2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	881,146	—	—	—	—	—	881,146
Transactions in the course of collection	373,639	—	—	—	—	—	373,639
Financial Assets held-for-trading	301,771	—	—	—	—	—	301,771
Receivables from repurchase agreements and security borrowing	40,212	6,270	1,499	—	—	—	47,981
Derivative instruments	28,741	32,789	107,867	88,709	59,061	68,521	385,688
Loans and advances to banks (**)	300,819	—	348,612	—	—	—	649,431
Loans to customers (*) (**)	2,130,411	2,190,492	3,906,372	3,243,770	1,477,637	3,536,944	16,485,626
Financial assets available-for-sale	136,620	231,810	267,521	118,722	222,782	491,443	1,468,898
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,193,359	2,461,361	4,631,871	3,451,201	1,759,480	4,096,908	20,594,180

(*)

This only includes loans that are current as of year end. Therefore, it excludes past due loans amounting to MCh$932,714 (MCh$892,167 in 2011) of which MCh$524,552 (MCh$500,603 in 2011) were less than 30 days past due.

(**)

The respective provisions, which amount to MCh$427,435 (MCh$384,490 in 2011) for loans to customers and MCh$959 (MCh$1,006 in 2010) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities, continued:

	2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Payables from repurchase agreements and security lending	224,793	1,603	—	—	—	—	226,396
Savings accounts and time deposits (***)	3,832,539	2,356,386	2,846,609	397,643	279	30	9,433,486
Derivative instruments	27,981	30,469	60,284	116,048	48,616	96,924	380,322
Borrowings from financial institutions	181,972	153,702	631,051	141,956	—	—	1,108,681
Debt issued:
Mortgage bonds	5,351	5,853	15,859	35,502	21,843	30,788	115,196
Bonds	47,119	133,570	56,633	456,334	358,097	1,360,480	2,412,233
Subordinate bonds	1,164	2,276	34,731	48,378	151,612	508,343	746,504
Other financial obligations	106,972	1,005	5,140	10,534	7,201	31,271	162,123
Total liabilities	10,058,080	2,684,864	3,650,307	1,206,395	587,648	2,027,836	20,215,130

	2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,895,426	—	—	—	—	—	4,895,426
Transactions in the course of payment	155,424	—	—	—	—	—	155,424
Payables from repurchase agreements and security lending	218,578	4,553	71	—	—	—	223,202
Savings accounts and time deposits (***)	4,333,690	1,937,012	2,540,911	292,426	355	30	9,104,424
Derivative instruments	36,739	34,976	91,148	98,013	58,077	110,960	429,913
Borrowings from financial institutions	138,551	200,786	1,079,317	220,368	51,917	—	1,690,939
Debt issued:
Mortgage bonds	6,190	7,063	19,699	44,374	30,581	44,191	152,098
Bonds	3,149	351	7,656	261,719	370,152	845,342	1,488,369
Subordinate bonds	2,639	2,068	42,599	45,082	162,619	492,867	747,874
Other financial obligations	123,512	1,009	5,371	12,355	8,191	34,347	184,785
Total liabilities	9,913,898	2,187,818	3,786,772	974,337	681,892	1,527,737	19,072,454

(***)      Excluding term saving accounts, which amount to MCh$179,464 (MCh$177,900 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management:

(1)             Introduction

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)              Risk Management Structure

Credit and Market Risk Management lies at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.  Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Committees and Audit Committee, which check the status of credit and market risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits.  The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued

(a)              Risk Management Structure, continued

(ii)              Finance, International and Financial Risk Committee

This committee meets monthly to review developments and the current status of financial positions and market, price and liquidity risk. It reviews estimated results from financial positions in order to measure the risk/return ratio of the Bank’s Treasury business, as well as the evolution of and forecasts regarding use of capital. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or illiquidity (exchange rate, interest rates and options volatility) or a tight liquidity (either liquidity of trading in financial instruments as funding liquidity).

Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.

Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank Board.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Financial Control Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be cited extraordinary request of the President, two Directors or the General Manager.

(iii)           Credit Committees

The corporate governance structure of the Bank provides various credit committees responsible for credit decisions related to the different business segments and the type of risk involved. These committees have higher expression in the Credit Committee of the Board, consisting of the General Manager, the Manager of Corporate Risk Division, and at least three directors who review weekly all operations that exceed UF750,000.

Each credit committee is responsible for defining the terms and conditions of acceptance of counterparty risks considered in the evaluation, and are comprised of members with sufficient powers for decision-making. The Corporate Risk Division participates in an independently and autonomic form from commercial areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued

(a)              Risk Management Structure, continued

(iv)          Portfolio Risk Committee

The main function of Portfolio Risk Committee is to know, from a global perspective, the evolution of the composition of the Bank’s loan portfolio. This is, according to economic sectors, business segments, products, terms, and everything that would have a broad view of counterparty risk is assumed. This Committee reviews, in detail, the main exposures by economic groups, debtors, and behavioral parameters such as default indicators, past due loans, impairment, charges-off and provisions for loan losses for each segment.

The mission of this Committee is to approve and propose to the Board risk management strategies differentiated. This includes credit policies, the portfolio assessment methodologies and calculation of provisions to cover expected losses. Is responsible also know the sufficiency of provision; authorize extraordinary charge-offs when it exhausted the recoveries instances and management control settlement of assets received in lieu of payments. It also reviews the methodological guidelines for the development of credit risk models, which are assessed on the Technical Committee for the Supervision of internal models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board, two Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Risk Division and the Area Manager Risk Architecture. The Committee may be summoned to an extraordinary request of the President, two Directors or the General Manager.

(v)             Treasury

The Bank’s Treasury Division is responsible for managing price risks (interest rates, exchange rates and options volatility) for its Trading and Accrual Portfolios, based on limits approved by the Board of Directors. In addition, it is the sole body responsible for ensuring that the Bank maintains adequate liquidity levels in line with market conditions and the needs of its different business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued

(a)              Risk Management Structure, continued

(vi)          Corporate Risk Division

Banco de Chile has a team with a vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated in customers, in their own operations and their suppliers. The focus is on the future, finding determine with different techniques and tools, the potential changes that could affect the solvency, liquidity, the correct operation or the reputation of Banco of Chile.

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk - return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

(vii)       Operational Risk Committee

The mission of Operational Risk Committee is to identify, prioritize and set strategies to mitigate key operational risk events, ensure the implementation of the management model, establish tolerances risk, ensure compliance programs, policies and procedures relating to Privacy and Information Security, Business Continuity and Operational Risk Banco de Chile.

In this year increased the frequency of execution, becoming a monthly Senior Management Committee, becoming the governing body for the Operational Risk Management and Technology. Risk management also involves the Directors of the Bank through quarterly presentations to Directors and Audit Committee on these matters.

The Operational Risk Committee is composed of the General Manager, Division Manager Corporate Risk, Manager of Financial Control Division, Manager of Operations and Technology Division, Manager of Commercial Banking Area and Manager of Operational Risk and Technology.

(b)              Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

(c)               Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued

(c)               Measurement Methodology, continued

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

(2)             Credit Risk

Credit risk is the risk that we will incur a loss because a customer or counterparty do not comply with their contractual obligations, mainly its origin is in account receivable and financial investments.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

(a)              Approval Process

The analysis and credit approval operate under a differentiated approach according to each market segment, distinguishing three risk models.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(a)              Approval Process, continued

The focus of this type of model evaluation is aimed at the mass market of individuals without commercial purposes. These models ensure compliance in three areas relevant to the admissions process:

Minimum credit pefil (scoring)

Borrowing Limits (exposure)

Target Market

The credit profile is described by statistical models “Credit Scoring” segmented for different types of customers in the commercial areas of the segment people. The predictive ability of the models has been fundamental to successfully face the risk management of the portfolio during crisis scenarios. The Risk Management centralizes data entry processes in order to ensure high standards of data quality.

Regarding the target market and borrowing limits, the Bank identifies the market subsegments based on their objectives, business strategies and opportunities, establishing definitions that identify acceptable credit profile of customers, products that will be offered, limits individual exposure and expected returns.

The Bank has also developed a broad level of knowledge regarding selection of customers, with a significant capacity to discriminate between subjects of different credit bases. Using this model, we have developed separate segmented models for retail banking and Banco CrediChile. In the case of our Consumer Division (Banco CrediChile), there are further distinctions for customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and self-employed.

In retail banking there are also sub-segments divided by activity and length of the customer’s relationship with the Bank.

Parametric Model:

The SME segment is a segment that has developed assessment schemes and ad hoc admission to their characteristics. This segment has defined a parametric model that is responsible for mass segment features a segment as well as case by case analysis. This model considers the evaluation of customers based on three pillars. These are payment behavior both internal and external, financial reporting analysis and evaluation of the client’s business. This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation. Note that internal audits are performed on an ongoing basis to ensure the quality of the information used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(a)              Approval Process, continued

Additionally, the Corporate Risk Division supports business significantly through the process of pre-approval of loans to customers, for optimize the relation risk-return of these segments. Thus, both the retail market and in the small and medium enterprises has specialized units that generate credit offers, according to predefined strategies for different segments.

Case to case model:

This type of analysis applies to wholesale market and corporations. It is characterized by individual assessment expert, which provides the level of risk, transaction amount and complexity of the business, among other variables. This approval process is also supported by a rating model which gives a more uniform assessment and determines the level of credit. In this sense there are a process and consolidated team with high level of experience and expertise in approving appropriations for the various segments and sectors in which the Bank operates. Additionally, to make more effective the admission process, the process of data collection, analysis and discussion of the proposed credit are supported by the areas of credit risk, with the objective of providing top quality to the assessment and achieve better response times to customer requirements.

(b)              Control and Follow up

The ongoing control and follow-up of credit risk is the basis for proactive portfolio management and enables risk to be recognized opportunely, thus identifying business opportunities and detecting potential impairment before it occurs.

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•            High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations in relevant sectors of activity, defining case-by-case actions plans.

•            Constant monitoring system in order to detect early on those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(b)              Control and Follow up, continued:

•    Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans in the case of our most important customers, plus management of differentiated strategies for early recovery.

•    Follow-up of the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•    Control of the exposure as well as the sufficiency of guarantees granted in the form of shares, monitoring fluctuations and preparing action plans in the event of insufficient coverage.

•    Follow-up schemes of credit behavior variables and borrowers’ financial condition.

Risk segmentation strategies for collections processes and policies to a better integration of loan approval and monitoring processes, aligned behind a single vision of customer credit fundamentals.

(c)               Derivative Instruments

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)              Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2012 and 2011 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2012:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	499,473	167,186		18,266	684,925

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	72,379	—	—	—	72,379
Other instruments issued in Chile	87,303	—	—	—	87,303
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	33,042	—	—	—	33,042
Subtotal	192,724	—	—	—	192,724

Receivables from repurchase agreements and security borrowing	35,100	—	—	—	35,100

Derivative Contracts for Trading Purposes
Forwards	57,852	2,652	—	9,662	70,166
Swaps	99,245	123,676	—	35,575	258,496
Call Options	439	—	—	33	472
Put Options	341	—	—	—	341
Futures	—	—	—	—	—
Other	—	—	—	—	—
Subtotal	157,877	126,328	—	45,270	329,475

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	22	—	—	—	22
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—
Subtotal	22	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	1,100,696	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	14,309
Foreign banks	80,458	—	109,505	39,313	229,276
Subtotal	1,195,463	—	109,505	39,313	1,344,281

Loans to Customers, Net
Commercial loans	11,570,499	17,534	15,507	128,044	11,731,584
Residential mortgage loans	4,090,683	4,277	4,107	99,600	4,198,667
Consumer loans	2,792,539	1,922	1,522	35,531	2,831,514
Subtotal	18,453,721	23,733	21,136	263,175	18,761,765

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	251,784	—	—	—	251,784
Other instruments issued in Chile	924,152	—	—	—	924,152
Instruments issued abroad	—	83,759	4,745	—	88,504
Subtotal	1,175,936	83,759	4,745	—	1,264,440

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	216,843	—	—	—	—	—	—	—	—	—	—	—	—	468,082	684,925

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	72,379	72,379
Other instruments issued in Chile	87,115	—	—	—	—	—	—	—	—	—	—	—	—	188	87,303
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	33,042	—	—	—	—	—	—	—	—	—	—	—	—	—	33,042
Subtotal	120,157	—	—	—	—	—	—	—	—	—	—	—	—	72,567	192,724

Receivables from repurchase agreements and security borrowing	25,979	—	2,280	3,212	—	—	—	160	—	—	—	1,854	1,615	—	35,100

Derivative Contracts for Trading Purposes
Forwards	65,113	—	1	3,092	1,084	53	75	321	—	114	207	13	93	—	70,166
Swaps	232,459	—	—	6,039	5,447	725	4,986	1,819	—	279	5,569	963	210	—	258,496
Call Options	354	—	—	92	26	—	—	—	—	—	—	—	—	—	472
Put Options	85	—	—	215	27	—	—	—	9	5	—	—	—	—	341
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	298,011	—	1	9,438	6,584	778	5,061	2,140	9	398	5,776	976	303	—	329,475

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	22	—	—	—	—	—	—	—	—	—	—	—	—	—	22
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	22	—	—	—	—	—	—	—	—	—	—	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696	1,100,696
Domestic banks	14,309	—	—	—	—	—	—	—	—	—	—	—	—	—	14,309
Foreign banks	229,276	—	—	—	—	—	—	—	—	—	—	—	—	—	229,276
Subtotal	243,585	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696	1,344,281

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	6,609	—	3,503,474	80,676	15,970	2,702	—	27,697	—	1,840	23,934	17,322	105,181	413,262	4,198,667
Consumer loans	3,131	—	2,557,411	40,109	9,400	1,532	5	33,664	—	840	16,280	9,870	38,440	120,832	2,831,514

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	251,784	251,784
Other instruments issued in Chile	801,159	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	4,291	924,152
Instruments issued abroad	88,504	—	—	—	—	—	—	—	—	—	—	—	—	—	88,504
Subtotal	889,663	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	256,075	1,264,440

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)  See commercial loans by industry sector in Note 12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2011:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	622,082	228,796	—	30,268	881,146

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	77,842	—	—	—	77,842
Other instruments issued in Chile	191,857	—	—	162	192,019
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	31,910	—	—	—	31,910
Subtotal	301,609	—	—	162	301,771

Receivables from repurchase agreements and security borrowing	47,945	—	—	36	47,981

Derivative Contracts for Trading Purposes
Forwards	101,356	10,490	—	13,920	125,766
Swaps	110,203	117,592	—	30,886	258,681
Call Options	1,239	—	—	—	1,239
Put Options	2	—	—	—	2
Futures	—	—	—	—	—
Other	—	—	—	—	—
Subtotal	212,800	128,082	—	44,806	385,688

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	—	—	—	—
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—
Subtotal	—	—	—	—	—

Loans and advances to Banks
Central bank of Chile	300,819	—	—	—	300,819
Domestic banks	15,059	—	—	—	15,059
Foreign banks	182,429	—	91,530	59,594	333,553
Subtotal	498,307	—	91,530	59,594	649,431

Loans to Customers, Net
Commercial loans	11,011,933	8,952	18,400	165,454	11,204,739
Residential mortgage loans	3,508,169	3,984	3,135	92,146	3,607,434
Consumer loans	2,528,655	1,960	1,243	33,762	2,565,620
Subtotal	17,048,757	14,896	22,778	291,362	17,377,793

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	412,394	—	—	—	412,394
Other instruments issued in Chile	928,101	—	—	—	928,101
Instruments issued abroad	21,870	71,740	4,712	30,081	128,403
Subtotal	1,362,365	71,740	4,712	30,081	1,468,898

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	328,933	—	—	—	—	—	—	—	—	—	—	—	72,759	479,454	881,146

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	77,842	77,842
Other instruments issued in Chile	191,999	—	—	—	—	—	—	—	—	—	—	—	—	20	192,019
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	30,626	—	—	—	—	—	—	—	—	—	—	—	—	1,284	31,910
Subtotal	222,625	—	—	—	—	—	—	—	—	—	—	—	—	79,146	301,771

Receivables from repurchase agreements and security borrowing	13,619	—	—	2,780	92	512	21,045	—	57	118	5,959	76	156	3,567	47,981

Derivative Contracts for Trading Purposes
Forwards	60,037	—	9	2,006	5,787	1,457	160	5,337	151	326	148	313	101	49,934	125,766
Swaps	185,892	672	—	3,933	4,333	59	8,394	18,241	34	906	2,136	909	230	32,942	258,681
Call Options	1,167	—	—	68	—	—	—	—	—	—	—	—	—	4	1,239
Put Options	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	247,096	672	9	6,009	10,120	1,516	8,554	23,578	185	1,232	2,284	1,222	331	82,880	385,688

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	300,819	300,819
Domestic banks	15,059	—	—	—	—	—	—	—	—	—	—	—	—	—	15,059
Foreign banks	333,404	—	—	—	—	—	—	—	—	—	—	—	—	149	333,553
Subtotal	348,463	—	—	—	—	—	—	—	—	—	—	—	—	300,968	649,431

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	5,175	—	3,101,327	71,639	14,687	2,506	—	21,524	2,819	1,442	22,073	15,208	95,712	253,322	3,607,434
Consumer loans	3,250	—	1,957,143	40,137	8,599	1,573	9	28,208	1,557	728	16,433	8,022	40,244	459,717	2,565,620

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	217,429	—	—	—	—	—	—	—	—	—	—	—	—	194,965	412,394
Other instruments issued in Chile	892,287	—	—	2,393	—	67	6,097	—	3,247	—	15,009	2,307	—	6,694	928,101
Instruments issued abroad	113,497	—	—	—	—	—	—	14,906	—	—	—	—	—	—	128,403
Subtotal	1,223,213	—	—	2,393	—	67	6,097	14,906	3,247	—	15,009	2,307	—	201,659	1,468,898

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)  See commercial loans by industry sector in Note No.12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(e)               Collaterals and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•            For commercial loans: Residential and non-residential real estate, liens and inventory.

•            For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 182,387 collateral assets, the majority of which consist of real estate.

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•            Accelerating transactions and net payment using market values at the date of default of one of the parties.

•            Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•            Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

(f)                Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(f)                Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2012:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,100,696	—	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	—	14,309
Foreign banks	229,276	—	—	—	—	229,276
Subtotal	1,344,281	—	—	—	—	1,344,281

Loans to customers (before allowances for loan losses)
Commercial loans	9,331,407	204,369	145,022	1,864,798	185,988	11,731,584
Residential mortgage loans	—	—	—	4,148,374	50,293	4,198,667
Consumer loans	—	—	—	2,649,995	181,519	2,831,514
Subtotal	9,331,407	204,369	145,022	8,663,167	417,800	18,761,765

As of December 31, 2011:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets(*)

Loans and advances to banks
Central Bank of Chile	300,819	—	—	—	—	300,819
Domestic banks	15,059	—	—	—	—	15,059
Foreign banks	333,553	—	—	—	—	333,553
Subtotal	649,431	—	—	—	—	649,431

Loans to customers (before allowances for loan losses)
Commercial loans	9,401,508	56,405	163,859	1,443,208	137,812	11,202,792
Residential mortgage loans	—	—	—	3,543,520	63,914	3,607,434
Consumer loans	—	—	—	2,439,495	126,125	2,565,620
Subtotal	9,401,508	56,405	163,859	7,426,223	327,851	17,375,846

(*)             There are loans subject of hedge accounting amounted Ch$1,947 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(f)                Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class:

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2012:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	52	—	—	52
Commercial loans	23,049	20,677	3,774	47,500
Import-export financing	22,717	102	193	23,012
Factoring transactions	38,976	6,289	1,061	46,326
Commercial lease transactions	2,551	750	366	3,667
Other loans and receivables	1,269	1,050	920	3,239
Residential mortgage loans	1,111	647	457	2,215
Consumer loans	16,010	6,775	6,873	29,658
Total	105,735	36,290	13,644	155,669

As of December 31, 2011:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	19,694	—	—	19,694
Commercial loans	16,797	6,206	6,718	29,721
Import-export financing	15,802	962	406	17,170
Factoring transactions	32,623	4,701	532	37,856
Commercial lease transactions	2,201	594	292	3,087
Other loans and receivables	1,213	1,115	929	3,257
Residential mortgage loans	205	400	379	984
Consumer loans	13,732	6,815	5,575	26,122
Total	102,267	20,793	14,831	137,891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(f)                Credit Quality by Asset Class, continued:

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2012 and 2011 is MCh$29,952 and MCh$35,186 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2012 and 2011 is MCh$214,093 and MCh$104,543 respectively.

(g)               Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$2,556 and MCh$4,608 as of December 31, 2012 and 2011, respectively, the majority of which are properties. All of these assets are managed for sale.

(h)              Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2012	2011
	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	96,445	119,637
Residential mortgage loans	23,132	26,286
Consumer loans	220,451	192,802
Subtotal	340,028	338,725
Total renegotiated financial assets	340,028	338,725

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note No. 2(m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity or due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc).

(a)                   Liquidity Risk:

The Bank measures and monitors the Trading Liquidity risk for derivative and debt instruments by establishing DV01 limits to certain specific tenors for each yield curve. Trading Liquidity for debt instruments of the Accrual Book is not limited explicitly, understanding that in this case the postions are expected to be held until medium term or even maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report.

The SBIF sets the following limits for the C08 index:

Foreign Currency balance sheet:	1-30 days C08 index < 1
All Currencies balance sheet:	1-30 days C08 index < 1
All Currencies balance sheet:	1-90 days C08 index < 2

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes behavioral maturity assumptions for some specific balance sheet items, such as roll-over or evergreen pattern for some portion of the loan portfolio; some portion of the demand deposits are considered core and therefore no withdrawal is reported, etc.

As of December 31, 2011, the 1-30 days Adjusted C08 Index for the foreign currency balance sheet items was slightly lower than 0.13. The 1-30 days Adjusted C08 Index for all currencies balance sheet items on that date is reported as 0.31; the value of the same index for the period 1 to 90 days is 0.39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(a)             Liquidity Risk, continued

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2012 and 2011 end-of-year, is detailed below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2012
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Accounts Payable from repurchase agreements and security lending	226,396	—	—	—	—	—	226,396
Savings accounts and time deposits	4,271,345	2,508,688	2,814,055	393,247	279	30	9,987,644
Derivative instruments	231,117	134,729	321,148	244,826	132,688	236,071	1,300,579
Borrowings from financial institutions	135,353	176,467	630,745	141,444	—	—	1,084,009
Other financial obligations	876,101	606,477	505,718	898,318	713,053	2,377,962	5,977,629

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	11,370,501	3,426,361	4,271,666	1,677,835	846,020	2,614,063	24,206,446

Derivatives with offsetting agreements	154,600	79,406	256,717	425,612	229,070	434,677	1,580,082

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2011
Current accounts and other demand deposits	4,895,426	—	—	—	—	—	4,895,426
Transactions in the course of payment	155,424	—	—	—	—	—	155,424
Payables from repurchase agreements and security lending	222,756	446	—	—	—	—	223,202
Savings accounts and time deposits	4,441,786	1,951,047	2,607,906	290,481	355	30	9,291,605
Derivative instruments	515,787	439,237	244,021	48,804	—	—	1,247,849
Borrowings from financial institutions	483,190	800,101	407,648	—	—	—	1,690,939
Other financial obligations	89,141	13,738	149,234	423,070	603,744	1,559,965	2,838,892

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	10,803,510	3,204,569	3,408,809	762,355	604,099	1,559,995	20,343,337

Derivatives with offsetting agreements	671,072	1,066,890	3,637,260	4,068,859	2,616,022	944,230	13,004,333

The evolution of the loan-to-deposit ratio for 2012 and 2011 is detailed below:

Loans-to-Deposit Ratio

	December 31, 2012	December 31, 2011
Maximum	2.35	2.05
Minimum	2.20	1.93
Average	2.31	1.98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued

(a)         Liquidity Risk, continued:

Banco de Chile has established internal liquidity triggers, in addition to those required by the regulatory entities, such as large funds providers ratios in order to ensure the funding sources diversification; maturity concentration triggers, which avoids large amounts of liabilities maturing in one single day, etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile.

Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the FX market by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)                  Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement process is implemented thorough several reports, both regulatory and internal, and also separately for the Trading Book and the Bank Book (also referred as to the Accrual Portfolio).

For the Trading Book, the regulatory risk measurement is obtained by using standardized methodologies (SBIF C41 report) that estimates the potential loss that the Bank may face considering interest rate positions reported according to its repricing tenors and fluctuations provided by the regulatory entity (these fluctuations are taken from Basel Agreement 1993 standardized tables for the Trading Book risk measurement). The impact due to FX open positions is obtained using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also called Market Risk Equivalent or MRE) and 10% of the Risk Weighted Assets (also called RAAP assets). The sum of MRE and the 10% of the RAAP assets cannot exceed the 100% of the bank’s Tier-1 Capital. In the future, the Operational Risk will be added to the above sum.

Additionally, the Bank has established internal limits for the Trading Book. In fact, there are limits for the FX net open positions (FX Delta), for the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also called Rho) and and for the FX volatility sensitivity (Vega). Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits are monitored, controlled and reported on a daily basis by independent parties to the senior management of the bank. The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

From January 2011, the Bank utilizes the parametric VaR (Value-at-Risk or VaR) as a risk measurement tool for trading portfolios. The model includes 99% confidence level; volatility of market factors fluctuations and correlations between them are obtained from historical observed closing rates for one-year period. This VaR number is escalated by 22 days (a calendar month) for reporting purposes.

The interest rate risk generated by the Bank Book is measured by using standard regulatory tools (SBIF C40 report) and internal built-in methodologies. The latter are based on gap analysis of assets/liabilities repricing tenors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued

(b)         Price Risk, continued

The regulatory risk measurement for the Bank Book due to interest rate fluctuations is obtained through the SBIF C40 report. The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. The regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short term and long term portfolios. The short term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Tier-1 Capital. The bank is currently using 25% for both limits. The use of these limits during 2012 is illustrated below:

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	10.9%	19.4%
Average Use	9.7%	18.7%
Minimum Use	7.7%	18.1%

Additionally, the Bank during 2011 and 2012 finished the implementation of the internal models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book. The Accrual book includes all balance sheet items (even some items that are excluded by the regulators in the analysis of the Bank Book, such as Capital and Fixed Assets, for example). The internal models consider a more comprehensive and detailed analysis of interest rates fluctuations, exchange rates and inflation than the SBIF C40 report required by regulators.

The Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued

The following table illustrates the interest rate positions of the Bank Book (repricing tenors) as of December 31, 2012 and 2011:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2012
Cash and due from banks	653,511	—	—	—	—	—	653,511
Transactions in the course of collection	366,036	—	—	—	—	—	366,036
Accounts receivable from repurchase agreements and security borrowing	582	—	—	—	—	—	582
Derivative instruments	128,964	81,085	150,971	7,463	21,564	110,414	500,461
Loans and advances to banks	1,152,648	14,731	178,761	—	—	—	1,346,140
Loans to customers, net	3,172,424	2,390,933	4,769,542	4,329,131	2,083,220	5,314,078	22,059,328
Financial assets available-for-sale	57,370	178,055	381,448	235,786	192,490	323,967	1,369,116
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,531,535	2,664,804	5,480,722	4,572,380	2,297,274	5,748,459	26,295,174

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2011
Cash and due from banks	827,381	—	—	—	—	—	827,381
Transactions in the course of collection	295,420	—	—	—	—	—	295,420
Receivables from repurchase agreements and security borrowing	10,023	—	—	—	—	—	10,023
Derivative instruments	173,624	64,468	195,555	—	—	—	433,647
Loans and advances to banks	390,315	58,436	172,557	31,678	—	—	652,986
Loans to customers, net	3,019,622	2,342,355	4,343,456	4,091,996	1,920,759	4,537,489	20,255,677
Financial assets available-for-sale	121,318	235,860	301,013	194,846	281,719	530,203	1,664,959
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,837,703	2,701,119	5,012,581	4,318,520	2,202,478	5,067,692	24,140,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued

(b)     Price Risk, continued

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2012
Current accounts and demand deposits	5,531,827	—	—	—	—	—	5,531,827
Transactions in the course of payment	127,611	—	—	—	—	—	127,611
Accounts payable from repurchase agreements and security lending	5,268	—	—	—	—	—	5,268
Savings accounts and time deposits	4,223,812	2,371,455	2,908,748	417,885	279	30	9,922,209
Derivative instruments	3,903	3,477	26,924	175,376	83,186	260,272	553,138
Borrowings from financial institutions	304,070	450,332	348,390	—	—	—	1,102,792
Debt issued	119,449	162,656	253,617	683,676	689,980	2,337,558	4,246,936
Other financial obligations	96,108	1,373	7,246	15,543	11,432	34,754	166,456
Total liabilities	10,412,048	2,989,293	3,544,925	1,292,480	784,877	2,632,614	21,656,237

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2011
Current accounts and demand deposits	4,906,774	—	—	—	—	—	4,906,774
Transactions in the course of payment	87,821	—	—	—	—	—	87,821
Accounts payable from repurchase agreements and security lending	48,578	—	—	—	—	—	48,578
Savings accounts and time deposits	4,451,516	1,952,826	2,639,046	343,867	82,220	30	9,469,505
Derivative instruments	1,739	3,119	20,276	167,445	78,059	246,035	516,673
Borrowings from financial institutions	498,777	788,018	401,493	—	—		1,688,288
Debt issued	20,262	24,436	142,005	521,265	700,642	1,759,365	3,167,975
Other financial obligations	111,134	1,368	7,457	17,548	12,650	39,466	189,623
Total liabilities	10,126,601	2,769,767	3,210,277	1,050,125	873,571	2,044,896	20,075,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main measurement tool for analyzing price risk sensitivity.  The analysis is implemented for the Trading Book and the Bank Book separately.  After the financial crisis started during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this tool when it notices that it is more reliable than normal distribution instruments such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)                      The recent financial crisis shows fluctuations that are materially higher than those used through VaR with 99% of confidence level.

(b)                      The recent financial crisis shows also that correlations between these fluctuations that are materially different to those used through VaR, since crisis precisely indicate severe disconnections between the behavior of market factors respect to the patterns normally observed.

(c)                       Trading liquidity dramatically decreased in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalaltion of the daily VaR is a very gross approximation of the expected loss.

Stress tests are produced observing historical events and collecting market factors data.

The former allow the Bank to gauge actual distress events in terms of magnitude but mainly focused on detecting unusual fluctuations.

The latter gives the Bank the technical background for implementing statistical analysis. An updated database is maintained including historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

Given the above, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yield, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates modeled fluctuations. However, this methodology includes the limitation that the interest rates convexity is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates, FX CLP/USD volatility and inflation fluctuations are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) in order to generate the worst impact within the four above mentioned:

Market Factor Fluctuations: adverse scenario

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
3 m	(110)	(101)	410	395	(4)	335	8.0%	(0.47)%
6 m	(142)	(114)	49	41	(5)	258	6.6%	0.02%
9 m	(157)	(121)	(37)	(34)	(6)	246	5.9%	(0.08)%
1 año	(171)	(123)	(30)	(12)	(7)	224	5.4%	(0.27)%
2 años	(166)	(111)	(10)	10	(24)	163	5.4%	(0.06)%
4 años	(225)	(128)	(48)	(31)	(38)	78	—	(0.02)%
6 años	(205)	(125)	(67)	(58)	(45)	76	—	—
10 años	(157)	(131)	(97)	(99)	(54)	83	—	0.02%
16 años	(147)	(129)	(98)	(99)	(62)	83	—	(0.02)%
20 años	(148)	(131)	(101)	(101)	(65)	83	—	(0.02)%

Bps = Basic points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued

The impact on Trading Book as of 31 December 2012 is the following:

POTENTIAL P&L IMPACT
TRADING BOOK
ADVERSE SCENARIO

MCh$
CLP Interest Rate	(3,169)
Derivatives	(3,197)
Securities	27
CLF Interest Rate	(3,157)
Derivatives	(1,867)
Securities	(1,291)
USD, EUR, JPY Offshore Interest Rate	(175)
USD, EUR, JPY On/Off Spread	(107)
Total Interest Rate	(6,609)
Total FX	171
Total Vega FX	451
Potential P&L Impact: Interest Rate + FX + Vega	(5,986)
Banco de Chile Expected P&L (12 Months)	490,000
Banco de Chile Tier1 Capital	2,007,573
Potential P&L Impact / (Tier1 Capital + Expected P&L next 12 months)	(0.2)%
Potential P&L Impact / (expected 12 months annual)	(1.2)%

The scenario modeled would generate losses in the Trading Book up to Ch$ 6,000 MM or slightly above USD 12 MM. In any case, these huge fluctuations would not result in material losses compared to the expected P&L for the next twelve months or the Tier 1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

POTENTIAL MARGINAL NRFF ACCRUAL BOOK (next 12 months)

MCh$
Higher/(lower NRFF)	(62,925)
CLP Book	(61,007)
CLF Book	(3,289)
FCY Book	1,371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued

The main impact would occur in the CLP book, as the result of a severe drop in the inflations levels. The lower net revenues from funds in the following 12 months would reach CH$ 63,000 MM, which ies equivalent to 1.5 months of P&L budgeted for the year 2013.

Finally, the next table illustrates the shadow mark-to-market impact (the impact on equity but not on income) in the AFS portfolio due to the referred interest rate fluctuations:

AVAILABLE FOR SALE PORTFOLIO IMPACT
ADVERSE SCENARIO

Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(86,798)	(3.4)	(1,645)
CLF	(362,128)	(26.6)	(12,732)
USD	(187,511)	(16.0)	(7,670)
Total		(46.0)	(22,047)

(4)                       Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and capital ratios. During 2012, the Bank has fully complied with capital requirements demanded.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, values more stringent than those required by the regulator, which are monitored on an ongoing basis. A date has not been activated any alerts on defined internal Capital Management Policy.

The Bank manages capital by making adjustments considering changes in economic conditions and the risk characteristics of their business. For this, the Bank may adjust the amount of dividend payment to shareholders or issue capital instruments.

The Bank actively manages and core capital to cover the risks inherent in their business. The Bank’s capital adequacy is monitored using, among other measures, rates and rules established by the SBIF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

Regulatory Capital

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of Effective Equity to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. However, due to the 2008 merger of Banco de Chile and Citibank Chile, the Superintendency of Banks (SBIF), in Resolution N° 209 from December 26, 2007, increased the limit on the Bank’s ratio of effective equity to risk-weighted assets to 10%. In this context, the SBIF ratified the use of the 10% as minimum fixed in December 2001 when authorizing merge by absorption of Banco Edwards in Banco de Chile.

For this purpose, Effective Equity is determined based on Capital and Reserves or Basic Capital, adjusted by: (a) adding subordinated bonds up to 50% of Basic Capital, (b) adding additional loan provisions, and (c) subtracting the asset balance of goodwill or overpayments and (d) adding unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means, in accordance with current standards, no capital is required to back these assets. Property and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed (10% in the case of Banco de Chile).

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers off-balance sheet contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

Levels of Basic Capital and Effective Equity as of December 31, 2012 and 2011 are as follows:

	Consolidated assets		Risk-weighted assets
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	684,925	881,146	832	16,472
Transactions in the course of collection	396,611	373,639	53,978	100,236
Financial Assets held-for-trading	192,724	301,771	55,025	78,314
Receivables from repurchase agreements and security borrowing	35,100	47,981	35,100	47,981
Derivative instruments	329,497	385,688	328,642	378,788
Loans and advances to banks	1,343,322	648,425	231,182	335,562
Loans to customers, net	18,334,330	16,993,303	16,658,476	15,555,760
Financial assets available-for-sale	1,264,440	1,468,898	416,938	488,760
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	13,933	15,418	13,933	15,418
Intangible assets	34,290	35,517	33,151	33,757
Property and equipment	205,189	207,888	205,189	207,887
Current tax assets	2,684	1,407	268	141
Deferred tax assets	127,143	116,282	12,714	11,628
Other assets	296,878	263,584	296,879	229,650
Subtotal			18,342,307	17,500,354

Off-balance-sheet assets
Contingent loans	3,945,940	3,484,007	2,367,215	2,084,517
Total risk-weighted assets			20,709,522	19,584,871

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

	As of December 31, 2012		As of December 31, 2011
	MCh$	%	MCh$	%

Basic Capital (*)	2,007,057	7.33	1,739,173	6.85
Effective Equity	2,738,311	13.22	2,529,135	12.91

(*) Basic Capital corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

42.                     Own assets securitizations:

During 2012, the Bank subscribed a Securitization agreement issuance and an assignment agreement without responsibility with the subsidiary Banchile Securitizadora S.A., whereby two fixed rate commercial loans were transferred. Then Banchile Securitizadora S.A. created the Segregated Equity (“Patrimonio Separado”) according to the title XVIII of the law No. 18,045. The securitizated assets finally became part of the segregated equity in order to support the serie A bond issuance, which were fully transfered to third parties.

As of the transaction date, the book value of the credits assigned was Ch$30,276 million and the effective amount received in the transference was Ch$30,407 million, which generated an income of Ch$131 million and also a credit provisions release for the amount of Ch$24 million. Furthermore, the subsidiary Banchile Securitizadora S.A. charged a commission for Ch$160 million, to the bank corresponding to debt structured process services.

The bank acquired the subordinated bond (serie C) issued by Segregated Equity in Ch$22,485 equivalent to UF 1 (Unidad de Fomento), which represented less than 0.001% of  the total amount of the Bond issued by Segregated Equity for the amount of Ch$30,407 million (par value amounted Ch$30,196 million). This bond was registered in available-for-sale and as of December 31, 2012 its fair value is Ch$22,841, this amount represents the maximum exposure the bank will have in this transaction.

The bank analyzed all the relevant aspects of the transaction, according to NIC 39 and SIC 12, related to assets derecognized and consolidation rules. In this regards the bank concludes that (i) has substantially transferred all benefits and risks of assets assigned to the Segregated Equity; (ii) do not manage directly nor indirectly the activities of the segregated equity; (iii) do not have decision rights, which allows to obtain substantial benefits from the assets assigned; (iv) do not maintain any control over assets assigned, neither over the Segregated Equity.  As a consequence of this, the bank proceeded to derecognized the credits involved in transaction and have not consolidated with the Segregated Equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.                    Own assets securitizations, continued:

Additional information of the transaction

Securitized asset value as of December 31, 2012	Ch$24,795 million
Securitized bond value as of December 31, 2012	Ch$24,644 million

Securitized assets - remaining term	5 years
Securitized bond - remaining term	5 years
Rate securitized assets	UF + 4.83%
Rate securitized bond	UF + 4.54%

During 2012 and 2011, the bank has not executed any other securitization transaction involving owns assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.                     Subsequent Events:

a)                 According to Note No. 5 letter (h) of Relevant Events, the Bank is in process of issue, subscription and placement of shares. To date, January 24, 2013 the situation of this process is the following:

	Shares number	%
Subscribed and paid shares	2,504,355,648	63.6
Subscribed and not paid shares	3,306,917	0.1
Shares issued and not subscribed	1,431,826,877	36.3
	3,939,489,442	100.0

b)                 In the Ordinary Meeting No.  2,769 held on the January 24, 2013, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the March 21, 2013 with the objective of proposing, among other matters, the distribution of the Dividend number 201 of Ch$3.41625263165 per every of the 88.037.813.511 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, corresponding to 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, of no par value, with a value of $71.97 per “Banco de Chile “share which will be distributed among the shareholders in the proportion of  0.02034331347 shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2012 and the date of issuance of these consolidated financial statements.

Héctor Hernández G.	Arturo Tagle Q.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2013

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO